                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“AQN” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and nine months ended September 30, 2022. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with AQN’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021. This MD&A should also be read in conjunction with AQN's annual consolidated financial statements for the years ended December 31, 2021 and 2020. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.AlgonquinPowerandUtilities.com. Additional information about AQN, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the three and nine months ended September 30, 2022 and 2021 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
Unless noted otherwise, this MD&A is based on information available to management as of November 10, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	1

Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, "aims", "seeks", "strives" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings (including 2022 Adjusted Net Earnings per common share) and results of operations; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset recycling initiatives; expectations regarding the use of proceeds from financings; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, results, in-service dates and completion dates; expectations regarding future macroeconomic conditions; expectations regarding the Company’s Investor and Analyst Day; expectations regarding the anticipated closings of the Kentucky Power Transaction and the Disposition Transaction (each as defined herein); expectations regarding the purchase price for the Kentucky Power Transaction; expectations regarding the financial impacts of the flooding that occurred in Kentucky Power’s service territory in late July 2022; expectations regarding financing of the Kentucky Power Transaction; expected proceeds from the Disposition Transaction; expectations regarding the Company's corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expected future generation, capacity and production of the Company’s energy facilities; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding the outcome of legal claims and disputes; strategy and goals; dividends to shareholders; expectations regarding new or proposed tax reforms, rules and laws, including the impact thereof on the Company; credit ratings and equity credit from rating agencies; expectations regarding debt repayment and refinancing; the future impact on the Company of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group’s revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; the implementation of new technology systems and infrastructure, including the expected timing thereof; financing costs; and currency exchange rates. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Transaction; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability; including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; the realization of the anticipated benefits of the Kentucky Power Transaction, including that it will be accretive to the Corporation’s Adjusted Net Earnings per common share; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the Mitchell Plant being transferred or retired in accordance with the Corporation’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	2

adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet” initiatives. Given the evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses, suppliers and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure to protect against data, privacy and cybersecurity breaches; failure to successfully implement, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; significant inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation's other securities; the severity and duration of the COVID-19 pandemic, including the potential resurgence of COVID-19 and/or new strains of COVID-19, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and under the heading Enterprise Risk Factors, in the Corporation’s MD&A for the three and twelve months ended December 31, 2021 (the “Annual MD&A”) and in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.
Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, “Adjusted Net Earnings” is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition and transition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days (the "Market Disruption Event") as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”), gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 36 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations (excluding sale of assets in the course of normal operations), unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 37 of this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash provided by operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition and transition costs, certain litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash provided by operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash provided by operating activities, see Non-GAAP Financial Measures starting on page 38 of this MD&A.
Net Energy Sales
Net Energy Sales is a non-GAAP financial measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. AQN uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. AQN believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of the Renewable Energy Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Energy Sales to revenue, see Renewable Energy Group - 2022 Third Quarter and Year-to-Date Renewable Energy Group Operating Results on page 29 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see Regulated Services Group - 2022 Third Quarter and Year-to-Date Regulated Services Group Operating Results on page 20 of this MD&A.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP financial measure. AQN uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations (excluding the sale of assets in the course of normal operations), non-service pension and post-employment costs, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Divisional Operating Profit to revenue for AQN's main business units, see Regulated Services Group - 2022 Third Quarter and Year-to-Date Regulated Services Group Operating Results on page 20 and Renewable Energy Group - 2022 Third Quarter and Year-to-Date Renewable Energy Group Operating Results on page 29 of this MD&A.

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Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. AQN owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission assets which are expected to deliver predictable earnings and cash flows. AQN seeks to maximize total shareholder value through new investments in renewable power generating facilities, regulated utilities and other complementary infrastructure projects, supported by the Company's focus on operational excellence and sustainability. Through these activities, the Company aims to drive real per share growth in earnings and cash flows to support a growing dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
AQN’s current quarterly dividend to shareholders is $0.1808 per common share or $0.7233 per common share per annum. AQN believes, on a long-term basis, its targeted annual dividend payout allows for both a return on investment for shareholders and retention of cash within AQN to partially fund growth opportunities. Changes in the level of dividends paid by AQN are at the discretion of AQN’s Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of AQN’s financial performance and growth prospects.
AQN’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Bermuda and Chile; and the Renewable Energy Group, which primarily operates a diversified portfolio of owned renewable generation assets.
AQN pursues investment opportunities with an objective of maintaining the current business mix between its Regulated Services Group and Renewable Energy Group and with leverage consistent with its current credit ratings.1 The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
The Company also undertakes business development activities for both business units, working with a global reach to identify, develop, acquire, invest in, or divest of renewable power generating facilities, regulated utilities and other complementary infrastructure projects. See additional discussion in Corporate Development Activities.
Summary Structure of the Business
The following chart depicts, in summary form, AQN’s key businesses. A more detailed description of AQN’s organizational structure can be found in the most recent AIF.

1 See Treasury Risk Management -Downgrade in the Company's Credit Rating Risk in the Annual MD&A.

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Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,238,000 customer connections as at September 30, 2022 (using an average of 2.5 customers per connection, this translates into approximately 3,095,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver growth through accretive acquisitions of additional utility systems.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, as well as in Bermuda, which together served approximately 309,000 electric customer connections as at September 30, 2022. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together served approximately 371,000 natural gas customer connections as at September 30, 2022.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 558,000 customer connections as at September 30, 2022.
Below is a breakdown of the Regulated Services Group’s Revenue by geographic area for the nine months ended September 30, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver growth through the development of new power generation projects and accretive acquisitions of additional power generation facilities, as well as the acquisition and development of other complementary projects, such as renewable natural gas and energy storage.
The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 2.5 GW. Approximately 82% of the electrical output is sold pursuant to long term contractual arrangements which as of September 30, 2022 had a production-weighted average remaining contract life of approximately 11 years.
In addition to directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of net generating capacity which includes the Company’s approximately 42% interest in Atlantica Sustainable Infrastructure plc (“Atlantica”). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution (CAFD) weighted average remaining contract life of approximately 15 years as of September 30, 2022.
Below is a breakdown of the Renewable Energy Group’s generating capacity by geographic area as of September 30, 2022, which was comprised of gross generating capacity of facilities owned and operated and net generating capacity of investments including the Company’s approximately 42% interest in Atlantica.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Significant Updates
Operating Results
AQN operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three months ended September 30
	2022	2021	Change
Net earnings (loss) attributable to shareholders	$(195.2)	$(27.9)	(600)%
Adjusted Net Earnings[1]	$73.5	$97.6	(25)%
Adjusted EBITDA[1]	$276.1	$252.0	10%
Net earnings (loss) per common share	$(0.29)	$(0.05)	(480)%
Adjusted Net Earnings per common share[1]	$0.11	$0.15	(27)%

1	See Caution Concerning Non-GAAP Measures.
Declaration of 2022 Fourth Quarter Dividend of $0.1808 (C$0.2438) per Common Share
AQN currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow.
The Board has declared a fourth quarter 2022 dividend of $0.1808 per common share payable on January 13, 2023 to shareholders of record on December 30, 2022.
The Canadian dollar equivalent for the fourth quarter 2022 dividend is C$0.2438 per common share.
The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Total
U.S. dollar dividend	$0.1706	$0.1808	$0.1808	$0.1808	$0.7130
Canadian dollar equivalent	$0.2161	$0.2345	$0.2312	$0.2438	$0.9256
Pending Acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc.
On October 26, 2021, Liberty Utilities Co. (“Liberty Utilities”), an indirect subsidiary of AQN, entered into an agreement with American Electric Power Company, Inc. ("AEP") and AEP Transmission Company, LLC ("AEP Transmission") to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the “Kentucky Power Transaction”). On September 29, 2022, the parties entered into an amendment to the acquisition agreement that, among other things, reduces the purchase price by $200 million to approximately $2.646 billion, including the assumption of approximately $1.221 billion in debt.
Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility serving approximately 228,000 active customer connections in 20 eastern Kentucky counties and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania – New Jersey – Maryland regional transmission organization, PJM Interconnection, L.L.C. Kentucky Power and Kentucky TransCo are both regulated by the U.S. Federal Energy Regulatory Commission (“FERC”).
Closing of the Kentucky Power Transaction remains subject to the satisfaction or waiver of certain conditions precedent, which include the approval of the Kentucky Power Transaction by FERC. The Kentucky Power Transaction is expected to close in January 2023, rather than in the second half of 2022 as previously disclosed.
Inaugural Asset Recycling Transaction
On October 3, 2022, the Company announced that it had entered into an agreement to sell ownership interests in a portfolio of operating wind facilities in the United States and Canada to InfraRed Capital Partners, an international infrastructure investment manager that is part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life Financial Inc. (the "Disposition Transaction"). The Disposition Transaction consists of the sale of a (1) 49% ownership interest in three operating wind facilities in the United States totaling 551 MW of installed capacity: the Odell Wind Facility in Minnesota, the Deerfield Wind Facility in Michigan, and the Sugar Creek Wind Facility in Illinois; and (2) an 80% ownership interest in the 175 MW Blue Hill Wind Facility in Saskatchewan. The Company will continue to oversee day-to-day operations and provide management services to the facilities. Total cash proceeds to AQN from the Disposition Transaction are expected to be approximately $277.5 million for the U.S. facilities and approximately

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C$107.3 million for the Blue Hill Wind Facility, subject to customary closing adjustments. Closing of the Disposition Transaction is subject to receipt of certain regulatory approvals and other customary closing conditions and is expected to occur in the fourth quarter of 2022.
Outlook
The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section in this MD&A. Actual results may differ materially from the estimates below. Accordingly, investors are cautioned not to place undue reliance on these estimates.
Updated 2022 Adjusted Net Earnings Per Common Share Estimate
In light of challenging macroeconomic conditions (including higher interest rates and inflation), delays in the construction and completion of certain of the Company’s renewable energy projects, and anticipated delays in connection with certain rate decisions, among other factors, the Company is updating its previously-disclosed Adjusted Net Earnings per common share estimate for the 2022 fiscal year from a range of $0.72-$0.77 to a range of $0.66-$0.69 (see Caution Concerning Non-GAAP Measures).
The Company’s updated 2022 Adjusted Net Earnings per common share estimate is based on the following key assumptions, as well as those set out under Caution Concerning Forward-Looking Statements and Forward-Looking Information:
•normalized weather patterns in the geographical areas in which the Company operates or has projects;
•renewable energy production and realized pricing consistent with long-term averages;
•capital projects, including renewable energy generation projects, being completed on time and substantially in line with budgeted costs and
•the absence of significant changes in the macroeconomic environment, including interest rate and inflation increases above expectations.
Update on Longer-Term Targets
Given the challenging macroeconomic environment, which is expected to continue into 2023, the Company is evaluating its longer-term targets and financial expectations. The Company intends to provide further details at its upcoming Investor and Analyst Day, expected to be held in early 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 Third Quarter Results From Operations

Key Financial Information	Three months ended September 30
(all dollar amounts in $ millions except per share information)	2022	2021
Revenue	$666.7	$528.6
Net earnings (loss) attributable to shareholders	(195.2)	(27.9)
Cash provided by operating activities	102.9	174.7
Adjusted Net Earnings[1]	73.5	97.6
Adjusted EBITDA[1]	276.1	252.0
Adjusted Funds from Operations[1]	205.5	170.2
Dividends declared to common shareholders	123.7	107.2
Weighted average number of common shares outstanding	678,623,606	621,405,413
Per share
Basic net earnings (loss)	$(0.29)	$(0.05)
Diluted net earnings (loss)	$(0.29)	$(0.05)
Adjusted Net Earnings[1]	$0.11	$0.15
Dividends declared to common shareholders	$0.18	$0.17

1	See Caution Concerning Non-GAAP Measures.
For the three months ended September 30, 2022, AQN reported a basic net loss per common share of $0.29 as compared to a loss of $0.05 per common share during the same period in 2021, a decrease of $0.24. This loss was primarily driven by the change in value of investments carried at fair value of $161.3 million as well as the additional items discussed in the next paragraph.
For the three months ended September 30, 2022, AQN reported Adjusted Net Earnings per common share of $0.11 as compared to $0.15 per common share during the same period in 2021, a decrease of $0.04. Adjusted Net Earnings decreased by $24.1 million year over year. The Company grew year over year Adjusted EBITDA by $24.1 million, primarily from the Regulated Services Group (see Caution Concerning Non-GAAP Measures). This growth was offset by increased depreciation of $11.6 million, increased interest to support growth of $23.3 million, in part driven by higher interest rates, lower recognition of investment tax credits (“ITCs”) and production tax credits (“PTCs”) of $17.1 million, and an increase in the weighted average number of common shares outstanding.
For the three months ended September 30, 2022, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7656 as compared to 0.7936 in the same period in 2021, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0011 for the three months ended September 30, 2022 as compared to 0.0013 for the same period in 2021. As such, any year over year variance in revenue or expenses, in local currency, at any of AQN’s Canadian and Chilean entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the three months ended September 30, 2022, AQN reported total revenue of $666.7 million as compared to $528.6 million during the same period in 2021, an increase of $138.1 million or 26.1%. The major factors impacting AQN’s revenue in the three months ended September 30, 2022 as compared to the same period in 2021 are set out as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	11

(all dollar amounts in $ millions)	Three months ended September 30
Comparative Prior Period Revenue	$528.6
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Increase is primarily due to higher pass through costs at the Empire, Granite State and Bermuda Electric Systems and favourable weather at the Empire Electric System.	53.8
Gas: Increase is primarily due to higher pass through commodity costs.	17.2
Water: Increase is primarily due to the inflationary rate increase mechanism at the ESSAL Water System.	3.4
Other: Decrease is primarily due to lower fiber optic project activity at Empire District Industries.	(0.4)
74.0
New Facilities
Water: Increase is primarily due to the acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp. ("Liberty NY Water") in January 2022.	44.0
44.0
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	12.6
Gas: Decrease is primarily due to one-time revenues in the third quarter of 2021 from a rate increase with recoupment at the EnergyNorth Gas System.	(0.5)
12.1
Foreign Exchange	(3.4)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Increase is primarily due to higher overall production as well as favourable pricing at one of the Company’s hydro facilities.	3.3
Wind Canada: Decrease is primarily due to lower production across all Canadian wind facilities.	(1.2)
Wind U.S.: Decrease is primarily due to unfavourable renewable energy certificate ("REC") revenue.	(0.5)
Solar: Increase is primarily due to higher market pricing at the Altavista and Great Bay II Solar Facilities and higher capacity revenue at the Great Bay I Solar Facility.	1.3
Thermal: Increase is primarily due to favourable overall energy market pricing and favourable REC revenue at the Windsor Locks Thermal Facility.	5.0
7.9
New Facilities
Solar: Increase is primarily due to Croton Solar Facility (full COD in December 2021).	0.4
Other: Increase is primarily due to Congestion Revenue Rights ("CRRs") revenue at the Texas Coastal Wind Facilities (i.e., Stella, Cranell, East Raymond and West Raymond).	4.1
4.5
Foreign Exchange	(1)
Current Period Revenue	$666.7

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 Year-to-Date Results From Operations

Key Financial Information	Nine months ended September 30
(all dollar amounts in $ millions except per share information)	2022	2021
Revenue	$2,026.7	$1,690.6
Net earnings (loss) attributable to shareholders	(137.6)	89.2
Cash provided by operating activities	404.5	31.0
Adjusted Net Earnings[1]	324.5	312.7
Adjusted EBITDA[1]	896.0	778.5
Adjusted Funds from Operations[1]	606.1	535.8
Dividends declared to common shareholders	361.9	307.6
Weighted average number of common shares outstanding	676,035,613	611,772,460
Per share
Basic net earnings (loss)	$(0.21)	$0.13
Diluted net earnings (loss)	$(0.21)	$0.13
Adjusted Net Earnings[1]	$0.47	$0.50
Dividends declared to common shareholders	$0.53	$0.50

1	See Caution Concerning Non-GAAP Measures.
For the nine months ended September 30, 2022, AQN reported a basic net loss per common share of $0.21 as compared to net earnings per common share of $0.13 during the same period in 2021, a decrease of $0.34. This loss was primarily driven by the change in value of investments carried at fair value of $300.9 million as well as the additional items discussed in the next paragraph.
For the nine months ended September 30, 2022, AQN reported Adjusted Net Earnings per common share of $0.47 as compared to $0.50 per share during the same period in 2021, a decrease of $0.03. Adjusted Net Earnings increased by $11.8 million year over year. The Company grew year over year Adjusted EBITDA by $117.5 million, driven by growth in both the Regulated Services Group and the Renewable Energy Group (see Caution Concerning Non-GAAP Measures). This growth was offset by increased depreciation of $48.5 million, increased interest expense of $38.2 million, in part driven by higher interest rates, lower recognition of ITCs and PTCs of $21.6 million, and an increase in the weighted average number of common shares outstanding.
For the nine months ended September 30, 2022, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7794 as compared to 0.7990 in the same period in 2021, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0012 for the nine months ended September 30, 2022 as compared to 0.0014 for the same period in 2021. As such, any year-over-year variance in revenue or expenses, in local currency, at any of AQN’s Canadian and Chilean entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the nine months ended September 30, 2022, AQN reported total revenue of $2,026.7 million as compared to $1,690.6 million during the same period in 2021, an increase of $336.1 million or 19.9%. The major factors resulting in the increase in AQN revenue for the nine months ended September 30, 2022 as compared to the same period in 2021 are as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

(all dollar amounts in $ millions)	Nine months ended September 30
Comparative Prior Period Revenue	$1,690.6
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Increase is primarily due to higher pass through costs at the Bermuda and Granite State Electric Systems.	11.9
Gas: Increase is primarily due to higher pass through commodity costs.	106.9
Water: Increase is primarily due to the inflationary rate increase mechanism at the ESSAL Water System and the tuck-in additions of the Bolivar and Beardsley Water Systems.	11.9
Other: Increase is primarily due to an increase in projects at Ft. Benning.	0.2
130.9
New Facilities
Water: Acquisition of Liberty NY Water (January 2022).	94.8
94.8
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	18.7
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	4.0
Water: Increase is due to the implementation of new rates at the Park Water System.	1.8
24.5
Foreign Exchange	(9.4)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Increase is primarily due to higher overall production as well as favourable pricing at one of the Company’s hydro facilities.	6.0
Wind Canada: Increase is primarily due to higher production across all Canadian wind facilities.	3.8
Wind U.S.: Increase is primarily due to the non-recurring impact of the market disruption event at the Senate Wind Facility in 2021, and higher production and favourable REC revenue across U.S. wind facilities.	62.6
Solar: Increase is primarily due to higher overall energy market pricing across solar facilities, and higher REC revenue, and higher capacity revenue at the Great Bay I Solar Facility.	3.8
Thermal: Increase is primarily due to favourable overall energy market pricing and favourable REC revenue at the Windsor Locks Thermal Facility.	12.8
Other: Decrease is primarily due to non-recurring Operational Management Agreement fees received in the first quarter of 2021 prior to the Company's acquisition of the remaining 50% interest in the Maverick Creek Wind Facility.	(0.4)
88.6
New Facilities
Wind U.S.: Decrease is driven by unfavourable pricing, partially offset by higher production at the Maverick Creek Wind Facility. This facility achieved partial completion on November 6, 2020 and COD on April 21, 2021.	(4.0)
Solar: Increase is primarily due to the Altavista Solar Facility (full COD in June 2021) and Croton Solar Facility (full COD in December 2021).	4.2
Other: Increase is primarily due to CRR revenue at the Texas Coastal Wind Facilities.	8.5
8.7
Foreign Exchange	(2.0)
Current Period Revenue	$2,026.7

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 Third Quarter and Year-to-Date Net Earnings Summary
Net earnings (loss) attributable to shareholders for the three months ended September 30, 2022 totaled $(195.2) million as compared to $(27.9) million during the same period in 2021, a decrease of $167.3 million or 599.6%. Net earnings (loss) attributable to shareholders for the nine months ended September 30, 2022 totaled $(137.6) million as compared to $89.2 million during the same period in 2021, a decrease of $226.8 million or 254.3%. The following table outlines the changes to net earnings (loss) attributable to shareholders for the three and nine months ended September 30, 2022 as compared to the same periods in 2021. A more detailed analysis of these factors can be found under AQN: Corporate and Other Expenses.

Change in Net Earnings (loss) attributable to shareholders	Three months ended	Nine months ended
	September 30	September 30
(all dollar amounts in $ millions)	2022	2022
Net earnings (loss) attributable to shareholders - Prior Period Balance	$(27.9)	$89.2
Adjusted EBITDA[1]	24.1	117.5
Net earnings attributable to the non-controlling interest, exclusive of HLBV	(0.7)	1.0
Income tax	0.1	(12.3)
Interest expense	(23.3)	(38.2)
Other net losses	(5.0)	(8.2)
Pension and post-employment non-service costs	2.4	5.0
Change in value of investments carried at fair value	(161.3)	(300.9)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
Costs related to tax equity financing	—	4.3
Loss on derivative financial instruments	1.4	(4.2)
Realized loss on energy derivative contracts	0.3	0.6
Foreign exchange	6.3	3.7
Depreciation and amortization	(11.6)	(48.5)
Net earnings (loss) attributable to shareholders - Current Period Balance	$(195.2)	$(137.6)
Change in Net Earnings ($)	$(167.3)	$(226.8)
Change in Net Earnings (%)	599.6%	(254.3)%

1	See Caution Concerning Non-GAAP Measures.
During the three months ended September 30, 2022, cash provided by operating activities totaled $102.9 million as compared to $174.7 million during the same period in 2021, a decrease of $71.8 million. During the three months ended September 30, 2022, Adjusted Funds from Operations totaled $205.5 million as compared to Adjusted Funds from Operations of $170.2 million during the same period in 2021, an increase of $35.3 million (see Caution Concerning Non-GAAP Measures).
During the three months ended September 30, 2022, Adjusted EBITDA totaled $276.1 million as compared to $252.0 million during the same period in 2021, an increase of $24.1 million or 9.6% (see Caution Concerning Non-GAAP Measures). A more detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.
During the nine months ended September 30, 2022, cash provided by operating activities totaled $404.5 million as compared to $31.0 million during the same period in 2021, an increase of $373.5 million. During the nine months ended September 30, 2022, Adjusted Funds from Operations totaled $606.1 million as compared to $535.8 million the same period in 2021, an increase of $70.3 million (see Caution Concerning Non-GAAP Measures).
During the nine months ended September 30, 2022, Adjusted EBITDA totaled $896.0 million as compared to $778.5 million during the same period in 2021, an increase of $117.5 million or 15.1% (see Caution Concerning Non-GAAP Measures). A more detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

2022 Third Quarter and Year-to-Date Adjusted EBITDA Summary
Adjusted EBITDA (see Caution Concerning Non-GAAP Measures) for the three months ended September 30, 2022 totaled $276.1 million as compared to $252.0 million during the same period in 2021, an increase of $24.1 million or 9.6%. Adjusted EBITDA for the nine months ended September 30, 2022 totaled $896.0 million as compared to $778.5 million during the same period in 2021, an increase of $117.5 million or 15.1%. The breakdown of Adjusted EBITDA by the Company's main business units and a summary of changes are shown below.

Adjusted EBITDA by business units	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2022	2021	2022	2021
Divisional Operating Profit for Regulated Services Group[1]	$229.3	$195.7	$646.5	$567.6
Divisional Operating Profit for Renewable Energy Group[1]	71.5	72.5	315.0	264.7
Administrative Expenses	(23.4)	(15.2)	(61.0)	(48.9)
Other Income & Expenses	(1.3)	(1.0)	(4.5)	(4.9)
Total AQN Adjusted EBITDA	$276.1	$252.0	$896.0	$778.5
Change in Adjusted EBITDA ($)	$24.1		$117.5
Change in Adjusted EBITDA (%)	9.6%		15.1%

1	See Caution Concerning Non-GAAP Measures.

Change in Adjusted EBITDA	Three months ended September 30, 2022
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$195.7	$72.5	$(16.2)	$252.0
Existing Facilities and Investments	0.5	3.5	(0.3)	3.7
New Facilities and Investments	22.5	(4.0)	—	18.5
Rate Reviews	12.1	—	—	12.1
Foreign Exchange Impact	(1.5)	(0.5)	—	(2.0)
Administrative Expenses	—	—	(8.2)	(8.2)
Total change during the period	$33.6	$(1.0)	$(8.5)	$24.1
Current period balances	$229.3	$71.5	$(24.7)	$276.1

Change in Adjusted EBITDA	Nine months ended September 30, 2022
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$567.6	$264.7	$(53.8)	$778.5
Existing Facilities and Investments	30.4	40.5	0.4	71.3
New Facilities and Investments	27.5	11.1	—	38.6
Rate Reviews	24.5	—	—	24.5
Foreign Exchange Impact	(3.5)	(1.3)	—	(4.8)
Administrative Expenses	—	—	(12.1)	(12.1)
Total change during the period	$78.9	$50.3	$(11.7)	$117.5
Current period balances	$646.5	$315.0	$(65.5)	$896.0

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

REGULATED SERVICES GROUP
The Regulated Services Group operates rate-regulated utilities that as of September 30, 2022 provided distribution services to approximately 1,238,000 customer connections in the electric, natural gas, and water and wastewater sectors which is an increase of approximately 148,000 customer connections as compared to September 30, 2021, including the approximately 127,000 customers in the state of New York that were added effective January 1, 2022 with the acquisition of Liberty NY Water.
The Regulated Services Group seeks to grow its business organically and through business development activities while using prudent acquisition criteria. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

Utility System Type	As at September 30
	2022			2021
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	4,889.6	609.8	309,000	4,618.1	539.4	307,000
Natural Gas	1,649.0	249.6	371,000	1,518.4	239.9	371,000
Water and Wastewater	1,422.3	265.7	558,000	836.1	166.5	412,000
Other	374.6	41.9		265.8	40.1
Total	$8,335.5	$1,167.0	1,238,000	$7,238.4	$985.9	1,090,000

Accumulated Deferred Income Taxes Liability	$670.7			$575.0

1	Net Utility Sales for the nine months ended September 30, 2022 and 2021. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and served approximately 309,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda as at September 30, 2022.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and served approximately 371,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick as at September 30, 2022.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and served approximately 558,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri, New York, and Texas, and in Chile as at September 30, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

2022 Third Quarter and Year-to-Date Usage Results

Electric Distribution Systems	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Average Active Electric Customer Connections For The Period
Residential	261,800	261,200	261,800	261,200
Commercial and industrial	43,000	42,100	42,500	41,900
Total Average Active Electric Customer Connections For The Period	304,800	303,300	304,300	303,100

Customer Usage (GW-hrs)
Residential	804.8	771.8	2,246.3	2,188.0
Commercial and industrial	1,060.7	1,009.9	2,925.1	2,801.8
Total Customer Usage (GW-hrs)	1,865.5	1,781.7	5,171.4	4,989.8
For the three months ended September 30, 2022, the electric distribution systems' usage totaled 1,865.5 GW-hrs as compared to 1,781.7 GW-hrs for the same period in 2021, an increase of 83.8 GW-hrs or 4.7%. The increase in electricity consumption is primarily due to more favourable weather.
For the nine months ended September 30, 2022, the electric distribution systems' usage totaled 5,171.4 GW-hrs as compared to 4,989.8 GW-hrs for the same period in 2021, an increase of 181.6 GW-hrs or 3.6%. The increase in electricity consumption is primarily due to more favourable weather.
Approximately 47% of the Regulated Services Group's electric distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Natural Gas Distribution Systems	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Average Active Natural Gas Customer Connections For The Period
Residential	317,500	315,900	319,900	318,700
Commercial and industrial	38,100	37,700	38,700	37,900
Total Average Active Natural Gas Customer Connections For The Period	355,600	353,600	358,600	356,600

Customer Usage (MMBTU)
Residential	1,256,000	1,211,000	15,478,000	14,953,000
Commercial and industrial	2,350,000	2,057,000	14,884,000	13,619,000
Total Customer Usage (MMBTU)	3,606,000	3,268,000	30,362,000	28,572,000
For the three months ended September 30, 2022, usage at the natural gas distribution systems totaled 3,606,000 MMBTU as compared to 3,268,000 MMBTU during the same period in 2021, an increase of 338,000 MMBTU, or 10.3%. The increase in customer usage was primarily driven by customer growth in the New Brunswick Gas System and favourable weather in the Mid-States.
For the nine months ended September 30, 2022, usage at the natural gas distribution systems totaled 30,362,000 MMBTU as compared to 28,572,000 MMBTU during the same period in 2021, an increase of 1,790,000 MMBTU, or 6.3%. The increase in customer usage was primarily driven by favourable weather at the Mid-States, EnergyNorth and New Brunswick Gas Systems.
Approximately 86% of the Regulated Services Group's gas distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	18

Water and Wastewater Distribution Systems	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Average Active Customer Connections For The Period
Wastewater customer connections	48,000	47,700	48,100	47,200
Water distribution customer connections	499,900	360,200	496,200	359,200
Total Average Active Customer Connections For The Period	547,900	407,900	544,300	406,400

Gallons Provided (millions of gallons)
Wastewater treated	817	701	2,443	2,041
Water provided	13,048	7,846	31,732	20,900
Total Gallons Provided (millions of gallons)	13,865	8,547	34,175	22,941

For the three months ended September 30, 2022, the water and wastewater distribution systems provided approximately 13,048 million gallons of water to customers and treated approximately 817 million gallons of wastewater. This is compared to 7,846 million gallons of water provided and 701 million gallons of wastewater treated during the same period in 2021, an increase in total gallons provided of 5,202 million or 66.3% and an increase in total gallons treated of 116 million or 16.5%. This is primarily due to the acquisition of Liberty NY Water.
For the nine months ended September 30, 2022, the water and wastewater distribution systems provided approximately 31,732 million gallons of water to customers and treated approximately 2,443 million gallons of wastewater. This is compared to 20,900 million gallons of water provided and 2,041 million gallons of wastewater treated during the same period in 2021, an increase in total gallons provided of 10,833 million or 51.8% and an increase in total gallons treated of 402 million or 19.7%. This is primarily due to the acquisition of Liberty NY Water.
Approximately 50% of the Regulated Services Group's water and wastewater distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 Third Quarter and Year-to-Date Regulated Services Group Operating Results

	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2022	2021	2022	2021
Revenue
Regulated electricity distribution	$374.9	$308.1	$951.2	$922.1
Less: Regulated electricity purchased	(138.0)	(94.4)	(341.4)	(382.7)
Net Utility Sales - electricity[1]	236.9	213.7	609.8	539.4
Regulated gas distribution	79.6	62.6	465.0	353.9
Less: Regulated gas purchased	(31.0)	(14.5)	(215.4)	(114.0)
Net Utility Sales - natural gas[1]	48.6	48.1	249.6	239.9
Regulated water reclamation and distribution	107.1	64.0	275.4	176.6
Less: Regulated water purchased	(3.5)	(3.9)	(9.7)	(10.1)
Net Utility Sales - water reclamation and distribution[1]	103.6	60.1	265.7	166.5
Other revenue[2]	14.3	14.5	41.9	40.1
Net Utility Sales[1,3]	403.4	336.4	1,167.0	985.9
Operating expenses	(189.8)	(150.9)	(553.5)	(448.8)
Other income	6.9	4.5	16.7	14.9
HLBV[4]	8.8	5.7	16.3	15.6
Divisional Operating Profit[1,5,6]	$229.3	$195.7	$646.5	$567.6

1	See Caution Concerning Non-GAAP Measures.
2	See Note 18 in the unaudited interim consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Empire Wind Facilities (Neosho Ridge, Kings Point and North Fork Ridge).

5
This table contains a reconciliation of Divisional Operating Profit to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

6	Certain prior year items have been reclassified to conform with current year presentation.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

2022 Third Quarter Operating Results
For the three months ended September 30, 2022, the Regulated Services Group reported revenue of $561.6 million (i.e., $374.9 million of regulated electricity distribution, $79.6 million of regulated gas distribution and $107.1 million of regulated water reclamation and distribution) as compared to revenue of $434.7 million in the comparable period in the prior year (i.e., $308.1 million of regulated electricity distribution, $62.6 million of regulated gas distribution and $64.0 million of regulated water reclamation and distribution).
For the three months ended September 30, 2022, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $229.3 million as compared to $195.7 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended September 30
Prior Period Divisional Operating Profit[1]	$195.7
Existing Facilities
Electricity: Increase is primarily due to favourable weather at the Empire Electric System.	1.1
Gas: Decrease is primarily due to higher operating expenses.	(3.6)
Water: Increase is primarily due to the inflationary rate increase mechanism at the ESSAL Water System.	1.6
Other: Increase is primarily due to increased carrying charges on regulatory assets and interest income.	1.4
0.5
New Facilities
Water: Acquisition of Liberty NY Water (January 2022).	22.5
22.5
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	12.6
Gas: Decrease is primarily due to one-time revenues in the third quarter of 2021 from a rate increase with recoupment at the EnergyNorth Gas System.	(0.5)
12.1
Foreign Exchange	(1.5)

Current Period Divisional Operating Profit[1]	$229.3

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	21

2022 Year-to-Date Operating Results
For the nine months ended September 30, 2022, the Regulated Services Group reported revenue of $1,691.5 million (i.e., $951.2 million of regulated electricity distribution, $465.0 million of regulated gas distribution and $275.4 million of regulated water reclamation and distribution) as compared to revenue of $1,452.6 million in the same period during the prior year (i.e., $922.1 million of regulated electricity distribution, $353.9 million of regulated gas distribution and $176.6 million of regulated water reclamation and distribution).
For the nine months ended September 30, 2022, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $646.5 million as compared to $567.6 million in the same period during the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine months ended September 30
Prior Period Divisional Operating Profit[1]	$567.6
Existing Facilities
Electricity: Increase is primarily due to higher than usual non-pass through fuel cost increases associated with the Midwest Extreme Weather Event that were recorded in the comparative period at the Empire Electric System.	29.9
Gas: Decrease is primarily due to higher operating expenses.	(1.5)
Water: Increase is primarily due to the inflationary rate increase mechanism at the ESSAL Water System.	2.5
Other: Decrease is primarily due to lower earnings from the San Antonio Water System investment due to a one time distribution catch-up recorded in the second quarter of 2021.	(0.5)
30.4
New Facilities
Water: Acquisition of Liberty NY Water (January 2022).	27.5
27.5
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	18.7
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	4.0
Water: Increase is primarily due to the implementation of new rates at the Park Water System.	1.8
24.5

Foreign Exchange	(3.5)
Current Period Divisional Operating Profit[1]	$646.5

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway or completed in 2022 within the Regulated Services Group.1

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
Empire Electric	Missouri	General Rate Case ("GRC") and Securitization	$79.9
On May 28, 2021, filed a rate review based on a 12 month historical test year ending September 30, 2020, with an update period through June 30, 2021, seeking to recover an annual revenue deficiency of $50.0 million, or a 7.61% increase in total base rate operating revenue, based on a rate base of $2.6 billion, which includes the Empire Wind Facilities and the retirement of the Asbury generating plant, and $29.9 million in costs associated with the impact of the Midwest Extreme Weather Event. On March 9, 2022 the Missouri Public Service Commission (the "MPSC") approved four stipulation agreements resolving all issues, except rate design, and resulting in an annual base rate revenue increase of $35.5 million, as well as another $4 million in revenues associated with the Empire Wind Facilities. On April 6, 2022 the MPSC issued its Report and Order resolving all issues. Empire Electric filed updated tariffs in May 2022 for new rates to become effective in June 2022.

On January 19, 2022, filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event. On March 21, 2022, Empire Electric filed a petition for securitization of the costs associated with the retirement of the Asbury generating plant. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290.4 million in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. The amounts authorized by the securitization order are generally consistent with the costs deferred by the Company in relation to these matters. Empire Electric filed an appeal of the MPSC order on November 10, 2022. See – Regulatory Proceedings related to the Midwest Extreme Weather Event and the Retirement of Asbury for a more detailed description.

BELCO	Bermuda	GRC	$34.8
On September 30, 2021, BELCO filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority (“RA”) approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity (“ROE”). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Empire Electric	Kansas	GRC	$4.5
On May 27, 2021, submitted an abbreviated rate review seeking to recover costs associated with the addition of the Empire Wind Facilities, the retirement of Asbury and non-growth related plant investments since the 2019 rate review. In May 2022, the Commission approved the unanimous partial settlement resolving the rate treatment of the Asbury retirement and the non-wind investments, and resulting in a base rate decrease of $0.6 million. Withdrawal of the request to recover the Empire Wind Facilities through base rates results in an estimated benefit to Empire Electric of $3.9 million. New base rates became effective in July 2022.

Empire District Gas Company	Missouri	GRC	$1.4	On August 23, 2021, filed an application requesting a revenue increase of $1.4 million based on an ROE of 10% and on a 52% equity capital structure. In January 2022, MPSC staff filed its testimony, recommending a $1.0 million revenue increase based on an ROE of 9.5%. On April 12, 2022 the Company, MPSC staff, consumer advocate group and industrial customer group filed a stipulation and agreement resolving most of the issues in the case. An evidentiary hearing was held in April 2022. In June 2022, the MPSC approved the stipulation and agreement providing for an annual increase of $1.0 million in base rate revenues. New rates became effective in August 2022.
Pending Rate Reviews
CalPeco Electric System	California	GRC	$35.7
On May 28, 2021, filed an application requesting a revenue increase of $35.7 million for 2022 based on an ROE of 10.5% and on a 54% equity capital structure. CPUC Public Advocates Office issued its report on February 23, 2022 and CalPeco filed its rebuttal testimony in March 2022. In May 2022 a settlement was reached resolving all issues except ROE. A final decision is expected in the fourth quarter of 2022.

Apple Valley Ranchos Water System	California	GRC	$2.9
On July 2, 2021, filed an application requesting revenue increases of $2.9 million for 2022, $2.1 million for 2023, and $2.3 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022. A hearing was held in March 2022 and a decision is expected in the fourth quarter of 2022.

Park Water System	California	GRC	$5.5
On July 2, 2021, filed an application requesting revenue increases of $5.5 million for 2022, $1.8 million for 2023, and $1.8 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022. A hearing was held in March 2022 and a decision is expected the fourth quarter of 2022.

Empire Electric	Oklahoma	GRC	$4.1	On February 28, 2022, filed an application seeking an increase of $4.1 million based on an ROE of 10% and a 52.79% equity capital structure.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
New Brunswick Gas	Canada	GRC	-$3.9	On November 22, 2021, filed its 2022 general rate application for a revenue decrease based on the Energy & Utilities Board's recent decision authorizing a capital structure of 45% equity and an ROE of 8.5%. In January 2022, New Brunswick Gas appealed the Energy & Utilities Board's cost of capital decision. In May 2022, the Energy & Utilities Board issued a partial decision approving a decrease in annual revenues of $1.23 million to become effective in July 2022. In June 2022, the Court of Appeal found in favor of New Brunswick Gas and remanded the cost of capital case back to the Energy & Utilities Board. A resolution is expected in late 2022 or early 2023.
St. Lawrence Gas	New York	GRC	$4.1
On November 24, 2021, filed an application requesting a revenue increase of $3.4 million based on an ROE of 10.5% and a capital structure of 50% equity. On January 31, 2022, filed a supplemental filing to update the requested revenue increase to $4.1 million. New York State Department of Public Service staff filed testimony on June 3, 2022 recommending an increase of $1.2 million in annual distribution revenues. St. Lawrence Gas filed rebuttal testimony on June 24, 2022 and updated request for an increase in distribution base revenues of $3.6 million. Settlement discussions began in July 2022 and a decision is expected in the fourth quarter of 2022.

Pine Bluff Water	Arkansas	GRC	$5.9	On September 30, 2022, filed an application seeking an increase in revenues of $5.9 million based on an ROE of 10.5% and an equity ratio of 52% to be phased in over three years.
Various	Various	Various	$0.1	Other pending rate review requests across two wastewater utilities.

1	All rate requests do not include step-up adjustments.
Regulatory Proceedings related to the Midwest Extreme Weather Event and the Retirement of Asbury
The Midwest Extreme Weather Event resulted in an extraordinary increase in costs incurred by Empire Electric for the purchase of fuel and power on behalf of its customers.
When Empire Electric filed its most recent Missouri rate case (the "Empire Rate Case") in May 2021, a request to recover the costs related to the Midwest Extreme Weather Event was included. In July 2021, Missouri House Bill 734 was signed into law, creating an option for utilities to finance the recovery of extraordinary weather event costs through securitization (the "Securitization Statute"). When it filed its surrebuttal testimony in January 2022, Empire Electric removed all costs related to the Midwest Extreme Weather Event from its rate request. Pursuant to the Securitization Statute, Empire Electric sought authorization for the issuance of approximately $222 million in securitized utility tariff bonds associated with the Midwest Extreme Weather Event.
In addition, as part of its 2017 and 2019 Integrated Resource Plans (“IRPs”), Empire Electric analyzed the effects of retiring Asbury, a coal-fired generation unit that was constructed in 1970 and determined that doing so would generate significant savings to customers. Asbury was retired on March 1, 2020. On July 23, 2020, the MPSC issued an Administrative Accounting Order ("AAO") that directed Empire Electric to establish regulatory asset and liability accounts, beginning January 1, 2020, to reflect the impact of the closure of Asbury on operating and capital expenses in Missouri.
Empire Electric initially sought to recover its Asbury related revenues and expenses, along with the balance of the AAO, in the Empire Rate Case. Following the passage of the Securitization Statute, all Asbury related balances were removed from the Empire Rate Case, and on March 21, 2022, Empire Electric filed a petition to securitize the Asbury related balances pursuant to the Securitization Statute. Empire Electric sought authority to issue approximately $141 million, in securitized utility tariff bonds for its Asbury costs, which include approximately $21 million in Asset Retirement Obligations, which are estimates of costs that Empire Electric will recover from the Asbury retirement but which have not yet been incurred.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, the cases regarding the quantum financeable through securitization for Asbury and the Midwest Extreme Weather Event, which hearing was held the week of June 13, 2022. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290.4 million in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. The amounts authorized by the securitization order are generally consistent with the costs deferred by the Company in relation to these matters. Empire Electric filed a request for rehearing seeking reconsideration of the MPSC’s denial of recovery of five percent of the Midwest Extreme Weather Event costs, its calculation of accumulated deferred income taxes, and the exclusion of certain carrying charges associated with the Asbury plant, among other issues. On October 12, 2022, the MPSC denied all rehearing motions. Empire Electric filed an appeal of the MPSC order on November 10, 2022.
Regulatory Proceedings related to Acquisitions:
Kentucky Power Transaction
Closing of the Kentucky Power Transaction is subject to receipt of certain regulatory and governmental approvals. During the first quarter of 2022, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired and the Committee on Foreign Investment in the United States cleared the Kentucky Power Transaction. On May 4, 2022, the Kentucky Public Service Commission (the "KPSC") issued an order approving the Kentucky Power Transaction, subject to certain conditions set forth in the order, including those agreed to by Liberty Utilities in the course of the docket. On May 3, 2022, the KPSC issued an order that required certain changes to the proposed operating and ownership agreements (collectively, the “Mitchell Agreements”) relating to the Mitchell coal generating facility (in which Kentucky Power owns a 50% interest, representing 780 MW) (the “Mitchell Plant”). On July 1, 2022, the Public Service Commission of West Virginia (the “WVPSC”) issued an order on the Mitchell Agreements that is inconsistent with the KPSC’s order on the Mitchell Agreements. The closing of the Kentucky Power Transaction is subject to the satisfaction or waiver of certain conditions precedent, which include the approval of the Kentucky Power Transaction by FERC and those relating to the approval of the Mitchell Agreements by the KPSC, WVPSC and FERC. On September 29, 2022, Liberty Utilities, AEP and AEP Transmission entered into an amendment to the acquisition agreement that provides a path towards closing. Among other things, the amendment reduces the purchase price by $200 million. The Kentucky Power Transaction is expected to close in January 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

RENEWABLE ENERGY GROUP

2022 Third Quarter and Year-to-Date Electricity Generation Performance
	Long Term Average Resource	Three months ended September 30		Long Term Average Resource	Nine months ended September 30
(Performance in GW-hrs sold)		2022	2021		2022	2021
Hydro Facilities:
Maritime Region	20.7	18.9	15.6	110.6	100.9	87.5
Quebec Region	62.3	68.9	54.1	200.7	217.9	192.2
Ontario Region	26.9	31.4	21.0	94.2	88.1	69.4
Western Region	23.8	20.8	17.4	52.4	41.9	40.8
	133.7	140.0	108.1	457.9	448.8	389.9
Canadian Wind Facilities:
St. Damase	16.9	15.0	14.9	54.2	54.3	52.5
St. Leon	87.9	81.6	88.2	308.8	309.6	295.0
Red Lily[1]	20.4	16.2	19.5	64.4	65.5	64.9
Morse	22.6	19.2	22.5	78.3	77.6	76.2
Amherst	43.2	31.1	31.1	161.9	151.9	135.6
Blue Hill[2]	134.4	111.8	—	357.9	324.0	—
EBR[3]	15.6	13.9	—	53.4	49.9	—
	341.0	288.8	176.2	1,078.9	1,032.8	624.2
U.S. Wind Facilities:
Sandy Ridge	29.9	20.4	23.1	114.7	93.8	93.1
Minonk	128.7	93.8	91.9	483.9	488.4	427.4
Senate	91.7	83.8	88.9	380.4	375.8	336.4
Shady Oaks	54.5	53.2	41.3	255.1	247.3	218.5
Odell	155.1	144.2	128.5	593.8	618.4	505.6
Deerfield	96.6	90.3	83.5	378.1	386.1	365.1
Sugar Creek[4]	134.1	98.1	77.6	512.2	468.4	237.0
Maverick Creek[5]	419.1	301.6	351.3	1,440.4	1,258.3	1,036.2
	1,109.7	885.4	886.1	4,158.6	3,936.5	3,219.3
Solar Facilities:
Cornwall	4.8	5.0	4.8	12.5	12.3	12.5
Bakersfield	25.0	21.7	20.1	64.2	57.3	56.9
Great Bay	56.2	64.4	59.4	168.1	170.6	167.6
Altavista[6]	42.1	48.7	50.7	133.0	134.7	95.4
Croton[7]	1.7	1.7	—	4.5	4.3	—
	129.8	141.5	135.0	382.3	379.2	332.4
Renewable Energy Performance	1,714.2	1,455.7	1,305.4	6,077.7	5,797.3	4,565.8

Thermal Facilities:
Windsor Locks	N/A8	32.9	33.4	N/A7	97.8	97.8
Sanger	N/A8	65.6	73.4	N/A7	149.1	110.9
		98.5	106.8		246.9	208.7
Total Performance		1,554.2	1,412.2		6,044.2	4,774.5

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	27

1	AQN owns a 75% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.
2	The Blue Hill Wind Facility achieved COD on April 14, 2022. AQN owns a 50% equity interest but accounts for the facility using the equity method. Figures show expected long-term average resources ("LTAR") and actual energy produced by the facility during the quarter.
3	The EBR Wind Facility achieved COD on December 31, 2021. AQN owns a 50% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.
4
The Sugar Creek Wind Facility achieved COD on November 9, 2020. Prior to January 29, 2021, AQN owned a 50% equity interest in the facility. On January 29, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility. As a result of a blade manufacturing error 26 of 40 turbines were initially shut down. All impacted turbines were back in service as of September 29, 2021.

5
The Maverick Creek Wind Facility achieved partial completion on November 6, 2020 and COD on April 21, 2021. Prior to January 19, 2021, AQN owned a 50% equity interest in the facility. On January 19, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility. As a result of a blade manufacturing error 26 of 73 turbines were initially shut down. All impacted turbines were back in service as of June 7, 2021.

6
The Altavista Solar Facility achieved partial completion on March 8, 2021 and COD on June 1, 2021. Prior to April 9, 2021, AQN owned a 50% equity interest in the facility. On April 9, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility.

7	The Croton Solar Facility achieved COD on December 8, 2021.
8	Natural gas fired co-generation facility.
2022 Third Quarter Renewable Energy Group Performance
For the three months ended September 30, 2022, the Renewable Energy Group generated 1,554.2 GW-hrs of electricity as compared to 1,412.2 GW-hrs during the same period in 2021.
For the three months ended September 30, 2022, the hydro facilities generated 140.0 GW-hrs of electricity as compared to 108.1 GW-hrs produced in the same period in 2021, an increase of 29.5%. Electricity generated represented 104.7% of LTAR as compared to 80.9% during the same period in 2021.
For the three months ended September 30, 2022, the wind facilities produced 1,174.2 GW-hrs of electricity as compared to 1,062.3 GW-hrs produced in the same period in 2021, an increase of 10.5%. The increase in production is primarily due to the addition of the EBR Wind Facility which achieved COD on December 31, 2021, and the Blue Hill Wind Facility which achieved COD on April 14, 2022. In addition, the Sugar Creek Wind Facility experienced lower production in 2021 due to the shutdown of turbines resulting from a blade manufacturing error. Excluding the Sugar Creek, EBR, and Blue Hill Wind Facilities, production was 3.5% below the same period last year. The wind facilities, including new facilities, generated electricity equal to 80.9% of LTAR as compared to 84.0% during the same period in 2021.
For the three months ended September 30, 2022, the solar facilities generated 141.5 GW-hrs of electricity as compared to 135.0 GW-hrs of electricity in the same period in 2021, an increase of 4.8%. The increase in production is partially due to the Croton Solar Facility achieving COD on December 8, 2021. Excluding the new facilities, production was 3.6% above the same period last year. The solar facilities, including new facilities, generated electricity equal to 109.0% of LTAR as compared to 105.4% in the same period in 2021.
For the three months ended September 30, 2022, the thermal facilities generated 98.5 GW-hrs of electricity as compared to 106.8 GW-hrs of electricity during the same period in 2021. During the same period, the Windsor Locks Thermal Facility generated 102.2 billion lbs of steam as compared to 95.3 billion lbs of steam during the same period in 2021.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

2022 Third Quarter and Year-to-Date Renewable Energy Group Operating Results
	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2022	2021	2022	2021
Revenue[1]
Hydro	$17.0	$9.9	$45.5	$31.6
Wind	41.5	42.9	158.8	101.8
Solar	11.8	9.3	27.6	21.4
Thermal	16.3	11.5	39.9	27.5
Total Non-Regulated Energy Sales	$86.6	$73.6	$271.8	$182.3
Less:
Cost of Sales - Energy[2]	(4.1)	(3.2)	(12.3)	(8.8)
Cost of Sales - Thermal	(11.0)	(8.7)	(29.4)	(17.1)
Realized gain (loss) on hedges[3]	(0.8)	(0.5)	(0.7)	(0.1)
Net Energy Sales [4,5]	$70.7	$61.2	$229.4	$156.3
Renewable Energy Credits[6]	3.8	5.3	20.1	13.8
Other Revenue	—	0.1	0.3	0.7
Total Net Revenue	$74.5	$66.6	$249.8	$170.8
Expenses & Other Income
Operating expenses	(26.8)	(26.3)	(81.5)	(79.5)
Gain on sale of renewable assets	—	—	1.2	—
Dividend, interest, equity and other income[7]	15.3	22.1	69.6	70.5
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4
HLBV income[8]	8.5	10.1	75.9	49.5
Divisional Operating Profit[4,9,10]	$71.5	$72.5	$315.0	$264.7

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

1
Many of the Renewable Energy Group’s power purchase agreements ("PPAs") include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year. Includes the impacts from the Market Disruption Event on the Senate Wind Facility.

2	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3	See Note 21(b)(iv) in the unaudited interim consolidated financial statements.
4	See Caution Concerning Non-GAAP Measures.
5
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

6	Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
7
Includes dividends received from Atlantica and related parties (see Note 6 and 13 in the unaudited interim consolidated financial statements) as well as the equity investment in the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond).

8
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
PTCs are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the nine months ended September 30, 2022, the Renewable Energy Group's eligible facilities generated 3,689.2 GW-hrs representing approximately $92.2 million in PTCs earned as compared to 1,727.6 GW-hrs representing $43.2 million in PTCs earned during the same period in 2021. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company to lower its overall effective tax rate.

9	Certain prior year items have been reclassified to conform to current year presentation.
10
This table contains a reconciliation of Divisional Operating Profit to revenue for the Renewable Energy Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 Third Quarter Operating Results
For the three months ended September 30, 2022, the Renewable Energy Group’s facilities generated operating revenue of $86.6 million (i.e., non-regulated energy sales) as compared to $73.6 million in the comparable period in the prior year.
For the three months ended September 30, 2022, the Renewable Energy Group's facilities generated $71.5 million of Divisional Operating Profit (excluding corporate administration expenses) as compared to $72.5 million during the same period in 2021, which represents a decrease of $1.0 million or 1.4%. (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended September 30
Prior Period Divisional Operating Profit[1]	$72.5
Existing Facilities and Investments
Hydro: Increase is primarily due to higher overall production as well as favourable pricing at one of the Company's hydro facilities, partially offset by higher volume of purchases at unfavourable market pricing and operating expenses in the Maritime Region.	1.3
Wind Canada: Decrease is primarily due to lower production across all Canadian wind facilities.	(1.1)
Wind U.S.: Decrease is primarily due to unfavourable REC revenue and lower production at the Maverick, Senate and Sandy Ridge Wind Facilities.	(1.2)
Solar: Increase is primarily due to higher market pricing at the Altavista and Great Bay II Solar Facilities and higher capacity revenue at the Great Bay I Solar Facility, partially offset by lower HLBV income for the Great Bay I and Bakersfield II Solar Facilities.	0.4
Thermal: Increase is primarily due to favourable overall energy market pricing and favourable REC sales at the Windsor Locks Thermal Facility, partially offset by overall higher fuel and carbon compliance costs.	3.2
Investments: Increase is primarily due to higher dividends from AQN's investment in Atlantica.[2]	0.7
Other:	0.2
3.5
New Facilities and Investments
Solar: Increase is primarily due to the Croton Solar Facility (full COD in December 2021).	0.2
Other: Decrease is primarily due to lower equity income in 2022 from the investment in the Texas Coastal Wind Facilities, partially offset by CRR revenue.	(4.2)
(4.0)
Foreign Exchange	(0.5)
Current Period Divisional Operating Profit[1]	$71.5

1	See Caution Concerning Non-GAAP Measures.
2	See Note 6 and 13 in the unaudited interim consolidated financial statements.
2022 Year-to-Date Renewable Energy Group Performance
For the nine months ended September 30, 2022, the Renewable Energy Group generated 6,044.2 GW-hrs of electricity as compared to 4,774.5 GW-hrs during the same period in 2021.
For the nine months ended September 30, 2022, the hydro facilities generated 448.8 GW-hrs of electricity as compared to 389.9 GW-hrs produced in the same period in 2021, an increase of 15.1%. Electricity generated represented 98.0% of LTAR as compared to 85.1% during the same period in 2021.
For the nine months ended September 30, 2022, the wind facilities produced 4,969.3 GW-hrs of electricity as compared to 3,843.5 GW-hrs produced in the same period in 2021, an increase of 29.3%. The increase in production is primarily due to the addition of the Maverick Creek Wind Facility which achieved COD on April 21, 2021, the EBR Wind Facility which achieved COD on December 31, 2021, and the Blue Hill Wind Facility which achieved COD on April 14, 2022. In addition, the Sugar Creek Wind Facility and the Maverick Creek Wind Facility experienced lower production in 2021 due to the shutdown of turbines resulting from a blade manufacturing error. Excluding the new facilities, production was 11.6%

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	31

above the same period last year. The wind facilities generated electricity equal to 94.9% of LTAR as compared to 87.2% during the same period in 2021.
For the nine months ended September 30, 2022, the solar facilities generated 379.2 GW-hrs of electricity as compared to 332.4 GW-hrs of electricity produced in the same period in 2021, an increase of 14.1%. The increase in production is primarily due to the Altavista Solar Facility which achieved partial completion on March 8, 2021 and COD on June 1, 2021. In addition, the Croton Solar Facility achieved COD on December 8, 2021. Excluding the new facilities, production was 1.4% above the same period last year. The solar facilities generated electricity equal to 99.2% of LTAR as compared to 94.2% in the same period in 2021.
For the nine months ended September 30, 2022, the thermal facilities generated 246.9 GW-hrs of electricity as compared to 208.7 GW-hrs of electricity during the same period in 2021. For the nine months ended September 30, 2022, the Windsor Locks Thermal Facility generated 389.8 billion lbs of steam as compared to 374.9 billion lbs of steam during the same period in 2021.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

2022 Year-to-Date Operating Results
For the nine months ended September 30, 2022, the Renewable Energy Group's facilities generated operating revenue of $271.8 million (i.e., non-regulated energy sales) as compared to $182.3 million in the comparable period in the prior year.
For the nine months ended September 30, 2022, the Renewable Energy Group's facilities generated $315.0 million of Divisional Operating Profit (excluding corporate administration expenses) as compared to $264.7 million during the same period in 2021, which represents an increase of $50.3 million or 19.0% (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine months ended September 30
Prior Period Divisional Operating Profit[1]	$264.7
Existing Facilities
Hydro: Increase is primarily due to higher overall production as well as favourable pricing at one of the Company's hydro facilities, partially offset by higher volume of purchases at unfavourable market pricing and operating expenses in the Maritime Region.	2.1
Wind Canada: Increase is primarily due to higher production across all Canadian wind facilities.	3.8
Wind U.S.: Increase is primarily due to higher production, REC revenue and HLBV income, partially offset by higher operating expenses across U.S. wind facilities.	23.6
Solar: Increase is primarily due to higher overall energy market pricing across solar facilities as well as higher REC revenue and higher capacity revenue at the Great Bay I Solar Facility. This was partially offset by higher operating costs at the Great Bay II Solar Facility along with lower HLBV income for the Great Bay I and Bakersfield II Solar Facilities.	1.6
Thermal: Increase is primarily due to favourable overall energy market pricing and favourable REC sales at the Windsor Locks Thermal Facility, partially offset by overall higher fuel and carbon compliance costs.	1.0
Investments: Increase is primarily due to higher dividends from AQN's investment in Atlantica.[2]	7.7
Other:	0.7
40.5
New Facilities and Investments
Wind U.S.: Increase is primarily due to higher production, higher HLBV income and higher availability revenue partially offset by unfavourable pricing at the Maverick Creek Wind Facility. This facility achieved partial completion on November 6, 2020 and COD on April 21, 2021.	11.7
Solar: Increase is primarily due to the Altavista Solar Facility (full COD in June 2021) and Croton Solar Facility (full COD in December 2021).	2.7
Other: Decrease is primarily due to lower equity income in 2022 from the investment in the Texas Coastal Wind Facilities, partially offset by CRR revenue.	(3.3)
11.1
Foreign Exchange	(1.3)
Current Period Divisional Operating Profit[1]	$315.0

1	See Caution Concerning Non-GAAP Measures.
2	See Note 6 and 13 in the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	33

AQN: CORPORATE AND OTHER EXPENSES

	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2022	2021	2022	2021
Corporate and other expenses:
Administrative expenses	$23.4	$15.2	$61.0	$48.9
Loss (gain) on foreign exchange	(5.0)	1.3	(0.3)	3.4
Interest expense	75.0	51.7	197.6	159.4
Depreciation and amortization	108.2	96.6	340.7	292.2
Change in value of investments carried at fair value	300.4	139.1	484.4	183.5
Interest, dividend, equity, and other loss[1]	1.6	1.8	5.7	6.3
Pension and other post-employment non-service costs	1.5	3.9	6.4	11.4
Other net losses	5.9	0.9	19.3	11.1
Loss on derivative financial instruments	0.4	1.8	6.3	2.1
Income tax recovery	(19.5)	(19.4)	(32.9)	(45.2)

1	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).
2022 Third Quarter Corporate and Other Expenses
For the three months ended September 30, 2022, administrative expenses totaled $23.4 million as compared to $15.2 million in the same period in 2021. The increase was primarily due to higher staffing expenses as a result of increased headcount, inflationary increases, and timing of other costs.
For the three months ended September 30, 2022, interest expense totaled $75.0 million as compared to $51.7 million in the same period in 2021 due to the funding of capital deployed in 2022 primarily related to the acquisition of Liberty NY Water and development of renewable energy projects as well as an increase in interest rates on variable rate borrowings.
For the three months ended September 30, 2022, depreciation expense totaled $108.2 million as compared to $96.6 million in the same period in 2021. The increase was primarily due to higher overall property, plant and equipment, and the acquisition of Liberty NY Water.
For the three months ended September 30, 2022, change in investments carried at fair value totaled a loss of $300.4 million as compared to a loss of $139.1 million in the same period in 2021. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the unaudited interim consolidated financial statements).
For the three months ended September 30, 2022, pension and post-employment non-service costs totaled $1.5 million as compared to $3.9 million in the same period in 2021. The decrease was primarily due to lower amortization of actuarial losses.
For the three months ended September 30, 2022, other net losses were $5.9 million as compared to $0.9 million in the same period in 2021. The net losses in both the third quarter of 2022 and 2021 respectively, were primarily due to acquisition and transition-related costs. See Note 16 in the unaudited interim consolidated financial statements.
For the three months ended September 30, 2022, the loss on derivative financial instruments totaled $0.4 million as compared to a loss of $1.8 million in the same period in 2021. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. The loss in the third quarter of 2022 was primarily related to mark-to-markets on interest rate derivatives. The loss in the third quarter of 2021 was primarily related to mark-to-markets on energy derivatives.
For the three months ended September 30, 2022, an income tax recovery of $19.5 million was recorded as compared to an income tax recovery of $19.4 million during the same period in 2021. The increase in income tax recovery was primarily due to the tax impact associated with the change in fair value of the investment in Atlantica, partially offset by higher tax credits accrued in 2021. For the three months ended September 30, 2022, the Company revised its estimates associated with renewable projects previously expected to be placed in service by the end of 2022 and has reversed $8.3 million of ITCs and PTCs previously recorded as compared to $8.8 million of ITCs and PTCs recorded in the same period in 2021. These projects are now expected to be placed in service in 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	34

2022 Year-to-Date Corporate and Other Expenses
During the nine months ended September 30, 2022, administrative expenses totaled $61.0 million as compared to $48.9 million in the same period in 2021. The increase was primarily due to higher staffing expenses as a result of increased headcount, inflationary increases, and timing of other costs.
For the nine months ended September 30, 2022, interest expense totaled $197.6 million as compared to $159.4 million in the same period in 2021. The increase was primarily due to the funding of capital deployed in 2022 primarily related to the acquisition of Liberty NY Water and development of renewable energy projects as well as an increase in interest rates on variable rate borrowings.
For the nine months ended September 30, 2022, depreciation expense totaled $340.7 million as compared to $292.2 million in the same period in 2021. The increase was primarily due to higher overall property, plant and equipment, and the acquisition of Liberty NY Water.
For the nine months ended September 30, 2022, change in investments carried at fair value totaled a loss of $484.4 million as compared to a loss of $183.5 million in the same period in 2021. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the unaudited interim consolidated financial statements).
For the nine months ended September 30, 2022, pension and post-employment non-service costs totaled $6.4 million as compared to $11.4 million in the same period in 2021. The decrease was primarily due to lower amortization of actuarial losses.
For the nine months ended September 30, 2022, other net losses were $19.3 million as compared to $11.1 million in the same period in 2021. The net losses for the nine months ended September 30, 2022 were primarily due to acquisition and transition-related costs. The net losses for the nine months ended September 30, 2021 were primarily due to an adjustment to a regulatory liability pertaining to the true-up of prior period tracking accounts, and certain asset write-downs.
For the nine months ended September 30, 2022, the loss on derivative financial instruments totaled $6.3 million as compared to a loss of $2.1 million in the same period in 2021. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. The loss for the nine months ended September 30, 2022 was primarily related to mark-to-markets on interest rate derivatives. The loss for nine months ended September 30, 2021 was primarily related to mark-to-markets on energy derivatives.
For the nine months ended September 30, 2022, an income tax recovery of $32.9 million was recorded as compared to an income tax recovery of $45.2 million during the same period in 2021. The decrease in income tax recovery was primarily due to higher tax credits accrued in 2021, the tax benefits associated with the impact of the Midwest Extreme Weather Event in 2021, and state deferred tax adjustments related to the acquisition of Liberty NY Water. This was partially offset by the tax impact associated with the change in fair value of the investment in Atlantica. For the nine months ended September 30, 2022, the Company accrued $13.7 million of ITCs and PTCs associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2022 as compared to $35.3 million recorded in the same period in 2021.These projects are now expected to be placed in service in 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	35

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2022	2021	2022	2021
Net earnings (loss) attributable to shareholders	$(195.2)	$(27.9)	$(137.6)	$89.2
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	5.2	4.5	12.8	13.8
Income tax recovery	(19.5)	(19.4)	(32.9)	(45.2)
Interest expense	75.0	51.7	197.6	159.4
Other net losses[2]	5.9	0.9	19.3	11.1
Pension and post-employment non-service costs	1.5	3.9	6.4	11.4
Change in value of investments carried at fair value[1]	300.4	139.1	484.4	183.5
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4
Costs related to tax equity financing	—	—	—	4.3
Loss on derivative financial instruments	0.4	1.8	6.3	2.1
Realized loss on energy derivative contracts	(0.8)	(0.5)	(0.7)	(0.1)
Loss (gain) on foreign exchange	(5.0)	1.3	(0.3)	3.4
Depreciation and amortization	108.2	96.6	340.7	292.2
Adjusted EBITDA	$276.1	$252.0	$896.0	$778.5

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	36

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions except per share information)	2022	2021	2022	2021
Net earnings (loss) attributable to shareholders	$(195.2)	$(27.9)	$(137.6)	$89.2
Add (deduct):
Loss on derivative financial instruments	0.4	1.8	6.3	2.1
Realized (gain) loss on energy derivative contracts	(0.8)	(0.5)	(0.7)	(0.1)
Other net losses[2]	5.9	0.9	19.3	11.1
Loss (gain) on foreign exchange	(5.0)	1.3	(0.3)	3.4
Change in value of investments carried at fair value[1]	300.4	139.1	484.4	183.5
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4
Costs related to tax equity financing and other adjustments	—	—	—	4.3
Adjustment for taxes related to above	(32.2)	(17.1)	(46.9)	(34.2)
Adjusted Net Earnings	$73.5	$97.6	$324.5	$312.7
Adjusted Net Earnings per common share	$0.11	$0.15	$0.47	$0.50

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

For the three months ended September 30, 2022, Adjusted Net Earnings totaled $73.5 million as compared to Adjusted Net Earnings of $97.6 million for the same period in 2021, a decrease of $24.1 million.

For the nine months ended September 30, 2022, Adjusted Net Earnings totaled $324.5 million as compared to Adjusted Net Earnings of $312.7 million for the same period in 2021, an increase of $11.8 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	37

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2022	2021	2022	2021
Cash provided by operating activities	$102.9	$174.7	$404.5	$31.0
Add (deduct):
Changes in non-cash operating items	95.7	(6.2)	180.5	437.6
Production based cash contributions from non-controlling interests	—	—	6.2	4.8
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4
Costs related to tax equity financing	—	—	—	4.3
Acquisition-related costs	6.9	1.7	14.9	4.7
Adjusted Funds from Operations	$205.5	$170.2	$606.1	$535.8
For the three months ended September 30, 2022, Adjusted Funds from Operations totaled $205.5 million as compared to Adjusted Funds from Operations of $170.2 million for the same period in 2021, an increase of $35.3 million.
For the nine months ended September 30, 2022, Adjusted Funds from Operations totaled $606.1 million as compared to Adjusted Funds from Operations of $535.8 million for the same period in 2021, an increase of $70.3 million.
CORPORATE DEVELOPMENT ACTIVITIES
The Company undertakes development activities working with a global reach to identify, develop, and construct both regulated and non-regulated renewable energy facilities, power transmission lines, water infrastructure assets, and other complementary infrastructure projects as well as to invest in utility electric, natural gas and water distribution systems.

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SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES

	Three months ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2022	2021	2022	2021
Regulated Services Group
Rate Base Maintenance[1]	81.9	$71.2	238.0	205.8
Rate Base Growth	139.9	126.3	416.3	1,497.6
Property, Plant & Equipment Acquired[2]	—	—	609.0	—
	$221.8	$197.5	$1,263.3	$1,703.4

Renewable Energy Group
Maintenance[1]	$4.3	$12.9	$17.7	$35.5
Investment in Capital Projects[2]	23.5	42.6	55.5	1,651.4
	$27.8	$55.5	$73.2	$1,686.9

Total Capital Expenditures	$249.6	$253.0	$1,336.5	$3,390.3

1	Maintenance expenditures are calculated based on the depreciation expense for the period.
2	Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer. Excludes temporary advances to joint venture partners in connection with capital projects under development or construction.
2022 Third Quarter Property Plant and Equipment Expenditures
During the three months ended September 30, 2022, the Regulated Services Group invested $221.8 million in capital expenditures as compared to $197.5 million during the same period in 2021. The Regulated Services Group's investments during the third quarter of 2022 were primarily related to continued investments in the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and gas systems.
During the three months ended September 30, 2022, the Renewable Energy Group incurred capital expenditures of $27.8 million as compared to $55.5 million during the same period in 2021. The Renewable Energy Group's investments, during the third quarter of 2022, were primarily related to the development and/or construction of ongoing maintenance capital at existing operating sites.
2022 Year-to-Date Property Plant and Equipment Expenditures
During the nine months ended September 30, 2022, the Regulated Services Group invested $1,263.3 million in capital expenditures as compared to $1,703.4 million during the same period in 2021. The Regulated Services Group's investments were primarily related to the acquisition of Liberty NY Water in January 2022. In addition, during the first nine months of 2022 the Regulated Services Group continued investments in the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and gas systems.
During the nine months ended September 30, 2022, the Renewable Energy Group incurred capital expenditures of $73.2 million as compared to $1,686.9 million during the same period in 2021. The Renewable Energy Group's investments during the first nine months of 2022 were primarily related to the development and/or construction of various projects and ongoing sustaining capital at existing operating sites.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	39

2022 Capital Investments
The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section of this MD&A.
Over the course of the 2022 financial year, the Company expects to spend between approximately $1.55 billion and $1.74 billion on capital investment opportunities. This represents a decrease compared to the Company’s previous 2022 capital investment expectation of between $4.35 billion and $4.68 billion. This decrease is due to the updated timing for the Kentucky Power Transaction, which is now expected to close in January 2023. Actual expenditures in 2022 may vary due to, among other things, the impacts of COVID-19 and related response measures, the timing of various project investments and acquisitions, the availability of financing on acceptable terms, and realized foreign exchange rates.
Ranges of expected capital investment in the 2022 financial year are as follows:

(all dollar amounts in $ millions)
Regulated Services Group:
Rate Base Maintenance	$400.0	-	$440.0
Rate Base Growth	450.0	-	540.0
Rate Base Acquisitions	600.0	-	610.0
Total Regulated Services Group:	$1,450.0	-	$1,590.0

Renewable Energy Group:
Maintenance	$35.0	-	$50.0
Investment in Capital Projects	65.0	-	100.0
Total Renewable Energy Group:	$100.0	-	$150.0

Total 2022 Capital Investments	$1,550.0	-	$1,740.0

The Regulated Services Group expects to spend between $1,450.0 million and $1,590.0 million over the course of 2022. This includes the acquisition of Liberty NY Water in January 2022 for a purchase price of approximately $609.0 million excluding transaction costs. The remaining Regulated Services Group spend is expected to contribute to continued efforts to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and reservoir pumping stations.
The Renewable Energy Group expects to spend between $100.0 million and $150.0 million over the course of 2022 to develop or further invest in development and construction (as applicable) of the Renewable Energy Group's wind and solar projects. Furthermore, the Renewable Energy Group plans to spend between $35.0 million and $50.0 million on various operational solar, thermal, and wind assets to maintain safety, regulatory, and operational efficiencies.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	40

LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at September 30, 2022:

	As at September 30, 2022						As at Dec 31, 2021
(all dollar amounts in $ millions)	Corporate		Regulated Services Group	Renewable Energy Group		Total	Total
Revolving and term credit facilities	$550.0	[1]	$2,700.0	$1,100.0	[2]	$4,350.0	$3,075.0
Funds drawn on facilities/ commercial paper issued	(80.7)		(1,134.1)	(375.6)		(1,590.4)	(707.6)
Letters of credit issued	(27.9)		(35.4)	(384.5)		(447.8)	(317.2)
Liquidity available under the facilities	441.4		1,530.5	339.9		2,311.8	2,050.2
Undrawn portion of uncommitted letter of credit facilities	(25.7)		—	(224.1)		(249.8)	(224.0)
Cash on hand						114.3	125.2
Total Liquidity and Capital Reserves	$415.7		$1,530.5	$115.8		$2,176.3	$1,951.4

[1] Includes a $50 million uncommitted standalone letter of credit facility.
[2] Includes $600 million of uncommitted standalone letter of credit facilities.

Corporate
As at September 30, 2022, the Company's $500.0 million senior unsecured syndicated revolving credit facility (the "Corporate Credit Facility") had $80.7 million drawn and had $3.6 million of outstanding letters of credit. The Corporate Credit Facility matures on July 12, 2024.
As at September 30, 2022, the Company had also issued $24.3 million of letters of credit from its $50 million uncommitted bi-lateral letter of credit facility.
Regulated Services Group
On April 29, 2022, the Regulated Services Group entered into two new senior unsecured syndicated revolving credit facilities: a $1.0 billion senior unsecured revolving credit facility with an initial maturity date of April 29, 2027 (the "Long Term Regulated Services Credit Facility") and a $500.0 million short-term senior unsecured revolving credit facility maturing on March 31, 2023 (the "Short Term Regulated Services Credit Facility"). Subject to the terms and conditions therein, the Long Term Regulated Services Credit Facility may be extended for two additional one-year periods.
As at September 30, 2022, the Long Term Regulated Services Credit Facility had no amounts drawn and had $35.4 million of outstanding letters of credit. As at September 30, 2022, the Short Term Regulated Services Credit Facility had no amounts drawn and no outstanding letters of credit. As at September 30, 2022, there was $445.4 million of commercial paper issued and outstanding.
As at September 30, 2022, the Regulated Services Group's $75.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility") had $74.3 million drawn. The Bermuda Credit Facility was amended to extend the maturity to December 31, 2022. On June 24, 2022, the Regulated Services Group entered into a new $25.0 million senior unsecured bilateral revolving credit facility (the "Bermuda Working Capital Facility") that matures on June 24, 2024. As at September 30, 2022, the Bermuda Working Capital Facility had $4.0 million drawn.
On December 20, 2021, the Regulated Services Group entered into a $1.1 billion senior unsecured syndicated delayed draw term facility ("the "Regulated Services Delayed Draw Term Facility") which matures on December 19, 2022. As at September 30, 2022, the Regulated Services Delayed Draw Term Facility had $610.4 million drawn in connection with the acquisition of Liberty NY Water.

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Renewable Energy Group
On July 22, 2022, the Renewable Energy Group amended and restated its $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") with a new maturity date of July 22, 2027. Subject to the terms and conditions therein, the Renewable Energy Credit Facility may be extended for additional one-year periods.
On July 22, 2022, the Renewable Energy Group entered into a new $250.0 million uncommitted bilateral letter of credit facility. As at September 30, 2022, the Renewable Energy Group's bank lines consisted of $600.0 million letter of credit facilities ("the Renewable Energy LC Facilities").
As at September 30, 2022, the Renewable Energy Credit Facility had $375.6 million drawn and had $8.6 million in outstanding letters of credit. As at September 30, 2022, the Renewable Energy LC Facilities had $375.9 million in outstanding letters of credit.
Subsequent to quarter-end on November 8, 2022, one of the Renewable Energy LC Facilities, a $350.0 million uncommitted letter of credit facility was amended, and restated with a new maturity date of June 30, 2024.
Long Term Debt
On August 1, 2022, the Company repaid a $115.0 million senior unsecured note on its maturity.
Credit Ratings
AQN has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch. Liberty Utilities has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody's. Debt issued by Liberty Utilities Finance GP1 (“Liberty GP”) has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's Investors Service, Inc. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. APCo has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch.
On October 28, 2021, following the announcement of the Kentucky Power Transaction, each of DBRS, Fitch and S&P made announcements regarding the credit ratings of the Corporation and its subsidiaries.
Fitch affirmed (i) the existing issuer ratings of both the Corporation and Liberty Utilities (‘BBB’ Long-Term Issuer Default Rating (“IDR”) and ‘F2’ Short-Term IDR, respectively), and (ii) all the security ratings of the Corporation, Liberty Utilities and Liberty GP. Fitch also noted that the rating outlooks for the Corporation and Liberty Utilities are stable and that the credit ratings of APCo are unaffected by the Kentucky Power Transaction. Fitch noted that it views the Kentucky Power Transaction to be neutral to the credit quality of the Corporation and Liberty Utilities, given the underlying credit quality of Kentucky Power, and what Fitch expects to be a relatively credit-supportive financing plan for the Kentucky Power Transaction.
DBRS placed the Corporation’s ‘BBB’ Issuer Rating and ‘Pfd-3’ Preferred Shares ratings ‘Under Review with Developing Implications’. DBRS indicated that it views the Kentucky Power Transaction as a positive development from a business risk perspective due to the expected increase in the Corporation’s regulated assets and rate base and expected improvements in jurisdictional diversification and capital expenditure planning. Notwithstanding these potentially positive impacts, the ‘Under Review with Developing Implications’ rating action reflects DBRS’s view that the Corporation’s financing plan for the Kentucky Power Transaction, which may include the issuance of hybrid debt, could increase the Corporation’s nonconsolidated leverage. DBRS noted that if the Corporation’s nonconsolidated debt-to-capital ratio, as calculated by DBRS, rises significantly above 20% following the issuance of any hybrid debt, a negative rating action could be taken.
S&P revised its outlook on the Corporation, Liberty Utilities, APCo, Liberty GP and Empire from stable to negative, noting a lack of certainty regarding the Corporation’s financing plan for the Kentucky Power Transaction, beyond the equity offering for gross proceeds of approximately C$800 million undertaken to partially finance the Kentucky Power Transaction, which could expose the Corporation to execution risks related to the procurement of credit supportive funding. S&P also noted that the negative outlook incorporates the possibility of any material adverse regulatory requirements which may be necessary to close the Kentucky Power Transaction. S&P also affirmed its ‘BBB’ issuer credit rating for each of the Corporation, Liberty Utilities, APCo, Liberty GP and Empire. Finally, S&P placed its rating on Liberty GP’s senior unsecured debt on CreditWatch with negative implications to reflect its view of the potential for such debt to be structurally subordinated following the closing of the Kentucky Power Transaction.
During the first half of 2022, S&P, Fitch, Moody's and DBRS affirmed their existing ratings. In addition, S&P removed the "CreditWatch with negative implications" from Liberty GP's senior unsecured debt.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	42

Contractual Obligations
Information concerning contractual obligations as of September 30, 2022 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$7,730.4	$1,240.6	$852.6	$1,690.9	$3,946.3
Advances in aid of construction	88.6	1.5	—	—	87.1
Interest on long-term debt obligations[2]	5,082.9	244.3	471.5	392.7	3,974.4
Purchase obligations	605.8	605.8	—	—	—
Environmental obligations	52.5	26.0	5.9	1.8	18.8
Derivative financial instruments:
Cross currency interest rate swaps	42.7	3.5	6.0	7.2	26.0
Interest rate swaps	5.7	—	—	1.8	3.9
Energy derivative and commodity contracts	156.2	52.8	53.8	29.5	20.1
Purchased power	330.4	76.7	75.5	32.5	145.7
Gas delivery, service and supply agreements	462.1	92.2	146.9	63.4	159.6
Service agreements	574.1	65.0	111.7	95.4	302.0
Capital projects	27.1	27.1	—	—	—
Land easements	529.0	13.3	26.7	27.4	461.6
Contract adjustment payments on equity units	132.4	76.2	56.2	—	—
Other obligations	302.8	64.9	5.5	5.2	227.2
Total Obligations	$16,122.7	$2,589.9	$1,812.3	$2,347.8	$9,372.7

1	Exclusive of deferred financing costs, bond premium/discount, and fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2078, 2079, and 2082 respectively. However, the Company currently anticipates repaying in 2023, 2029, and 2032 upon exercising its redemption right.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN". As at November 9, 2022, AQN had 683,444,959 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at September 30, 2022, AQN had outstanding:
•4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;
•100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and
•4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
In addition, AQN’s outstanding equity units (the "Green Equity Units") (that are in the form of "corporate units") are listed on the NYSE under the ticker symbol "AQNU". As at November 9, 2022, there were 23,000,000 Green Equity Units outstanding. Pursuant to the purchase contract forming part of each outstanding Green Equity Unit, holders are required to purchase AQN common shares on June 15, 2024. The minimum settlement rate under each purchase contract is 2.7778 common shares and the maximum settlement rate is 3.3333 common shares, resulting in a minimum of 63,889,400 common shares and a maximum of 76,665,900 common shares issuable on settlement of the purchase contracts.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	43

At-The-Market Equity Program
On August 15, 2022, AQN re-established an at-the-market equity program (“ATM Program”) that allows the Company to issue up to $500 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSX, the NYSE or any other existing trading market for the common shares of the Company in Canada or the United States.
During the three and nine months ended September 30, 2022, the Company issued 2,861,709 common shares under its ATM Program at an average price of $13.94 per common share for gross proceeds of approximately $38.9 million (approximately $38.5 million net of commissions). Other related costs were $0.4 million.
As at November 10, 2022, the Company has issued, since the inception of its initial ATM Program in 2019, a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of approximately $551.1 million (approximately $544.3 million net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were approximately $4.7 million.
Dividend Reinvestment Plan
AQN has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of AQN. As at September 30, 2022, 142,304,835 common shares representing approximately 21% of total common shares outstanding had been registered with the Reinvestment Plan. During the three months ended September 30, 2022, 2,117,248 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on October 14, 2022, an additional 2,508,889 common shares were issued under the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the nine months ended September 30, 2022, AQN recorded $6.6 million in total share-based compensation expense as compared to $7.8 million for the same period in 2021. The compensation expense is recorded as part of administrative expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2022, total unrecognized compensation costs related to non-vested share-based awards was $16.6 million and is expected to be recognized over a period of 1.9 years.
Stock Option Plan
AQN has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the nine months ended September 30, 2022, the Company granted 646,090 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of $19.11, the market price of the underlying common share at the date of grant. During the nine months ended September 30, 2022, executives of the Company exercised 40,074 stock options at a weighted average exercise price of $15.78 in exchange for 3,999 common shares issued from treasury and 36,075 options were settled in cash as payment for the exercise price and tax withholdings related to the exercise of the options.
As at September 30, 2022, a total of 2,646,544 options were issued and outstanding under the stock option plan.
Performance and Restricted Share Units
AQN issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain employees as part of AQN’s long-term incentive program. During the nine months ended September 30, 2022, the Company granted (including dividends and performance adjustments) a combined total of 1,015,153 PSUs and RSUs to employees of the Company. During the nine months ended September 30, 2022, the Company settled 1,024,307 PSUs, of which 520,085 PSUs were exchanged for common shares issued from treasury and 504,222 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.
As at September 30, 2022, a combined total of 2,387,122 PSUs and RSUs were granted and outstanding under the performance and restricted share unit plan.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	44

Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs. The DSUs provide for settlement in cash or common shares at the election of AQN. As AQN does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the nine months ended September 30, 2022, the Company issued 73,916 DSUs (including DSUs in lieu of dividends) to the non-employee directors of the Company. During the nine months ended September 30, 2022, the Company settled 5,176 DSUs, of which 2,403 DSUs were exchanged for common shares issued from treasury and 2,773 DSUs were settled at their cash value as payment for tax withholdings related to the settlement of DSUs.
As at September 30, 2022, a total of 599,118 DSUs were outstanding under the Directors’ Deferred Share Unit Plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in common shares, and therefore these RSUs are accounted for as equity awards. During the nine months ended September 30, 2022, the Company settled 4,108 bonus RSUs, of which 1,908 were exchanged for common shares issued from treasury and 2,200 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. In addition, during the nine months ended September 30, 2022, 48,552 bonus deferral RSUs were granted (including RSUs in lieu of dividends) to employees of the Company pursuant to the bonus deferral RSU program. The RSUs are 100% vested.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 4,000,000 shares. During the nine months ended September 30, 2022, the Company issued 210,687 common shares to employees under the ESPP.
As at September 30, 2022, a total of 2,242,012 common shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered into a number of transactions with equity-method investees in 2022 and 2021 (see Note 6 in the unaudited interim consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees2 $10.6 million and $29.2 million, respectively, during the three and nine months ended September 30, 2022, as compared to $6.9 million and $19.2 million, respectively, during the same periods in 2021. Additionally, one of the equity-method investees (Liberty Development JV Inc.) provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the three and nine months ended September 30, 2022, the development fees charged to the Company were $nil and $nil, respectively, as compared to $nil and $0.7 million, respectively, during the same periods in 2021. See Note 13 in the unaudited interim consolidated financial statements.
In 2021, a wholly-owned subsidiary of the Company made a tax equity investment into New Market Solar Investco, LLC, an equity investee of the Company and indirect owner of the New Market Solar Project. Following the closing of the construction financing facility for the New Market Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $25.8 million payable to New Market Solar Investco, LLC.
During the third quarter of 2021, the Company paid $1.5 million to Abengoa S.A. to purchase all of Abengoa S.A.'s interests in the AAGES, AAGES Development Canada Inc., and AAGES Development Spain, S.A. joint ventures. The assets acquired for AAGES Development Spain S.A included project development assets for $2.7 million and working capital of $1.5 million. The existing loan between the Company and the partnership of $3.1 million was treated as additional consideration incurred to acquire the partnership. Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), in November 2021, Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors through an investment in the AAGES (subsequently renamed Liberty Development Energy Solutions B.V.) and AAGES Development Canada Inc. (subsequently renamed Liberty Development Services Canada Inc.) joint ventures.
2 Primarily Liberty Development JV Inc. and its subsidiaries, Blue Hill Wind Energy Project Partnership, and Red Lily Wind Energy Partnership.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	45

In 2021, the Sandy Ridge II Wind Project, the Shady Oaks II Wind Project and the New Market Solar Project were contributed into joint venture entities (in which the Company and Ares each own an indirect 50% equity interest) in exchange for loans receivable in the net amount of $10.8 million and a contract asset of $17.0 million recognized for the portion of consideration expected to be payable on December 31, 2022. The transfer of the New Market Solar Project resulted in a gain of $26.2 million. The transfer of the Sandy Ridge II Wind Project and the Shady Oaks II Wind Project did not result in a gain or loss.
On August 10, 2022, the Deerfield II Wind Project was contributed into a joint venture entity (in which the Company and Ares each own an indirect 50% equity interest). The transfer of the Deerfield II Wind Project did not result in a gain or loss.
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by Liberty Development Energy Solutions B.V. (see Note 13 in the unaudited interim consolidated financial statements). Redemption is not considered probable as at September 30, 2022. The preference share was used to finance a portion of the Company's investment in Atlantica. During the three and nine months ended September 30, 2022, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions B.V. of $4.5 million and $10.1 million, respectively, as compared to $2.6 million and $7.9 million, respectively, during the same periods in 2021, and recorded distributions of $3.6 million and $9.0 million, respectively, for the three and nine months ended September 30, 2022 as compared to $2.7 million and $7.7 million, respectively, during the same periods in 2021 (see Note 13 in the unaudited interim consolidated financial statements).
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 for $96.8 million. The interest was used to finance a portion of the Company's investment in the Amherst Island Wind Facility. During the three and nine months ended September 30, 2022, the Company recorded distributions of $3.1 million and $16.1 million, respectively, as compared to $2.6 million and $11.5 million, respectively, during the same periods in 2021.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
Transactions with Atlantica
During 2021, the Company sold Colombian solar assets to Atlantica for consideration of approximately $23.9 million, with a gain on sale of $0.9 million, and contingent consideration of approximately $2.6 million, if certain milestones are met. For the nine months ended September 30, 2022, a gain of $1.2 million relating to the contingent consideration has been recognized.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management ("ERM") framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework (2013). The Corporation’s ERM Policy details the Corporation’s risk management processes and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Risk Committee of the Board periodically.
Identified risks are evaluated using a standardized risk scoring matrix to assess impact and likelihood. Financial, safety, security, reputational, reliability, and planned execution implications are among those considered when determining the impact of a potential risk. However, there can be no assurance that the Corporation's risk management activities will be successful in identifying, assessing, or mitigating the risks to which the Corporation is subject.
The risks discussed below are not intended as a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF and Annual MD&A available on SEDAR and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	46

Risks Related to COVID-19
The COVID-19 situation remains fluid and its full impact on the Company’s business, financial condition, cash flows and results of operations is not fully known at this time. In addition to the risks and impacts described elsewhere in this MD&A, the COVID-19 pandemic and efforts to contain the virus could result in:
•operating, supply chain and project development and construction delays, disruptions and cost overruns;
•delayed collection of accounts receivable and increased levels of bad debt expense;
•delayed placed-in-service dates for the Company's renewable energy projects, which may give rise to, among other things, lower than anticipated revenue, delay-related liabilities to contractual counterparties and increased amounts of interest payable to construction lenders;
•reduced availability of funding under construction loans and tax equity financing, which may require the Company to initially increase its funding and, if possible, directly realize the tax benefits;
•lower revenue from the Company’s utility operations, including as a result of decreased demand and consumption by customers not covered by rate decoupling;
•negative impacts to the Company's existing and planned rate reviews, including non-recovery of certain costs incurred directly or indirectly as a result of the COVID-19 pandemic and delays in filing, processing and settlement of the reviews;
•introduction of new legislation, policies, rules or regulations that adversely impact the Company;
•labour shortages and shutdowns (including as a result of government regulation and prevention measures), reduced employee and/or contractor productivity, and loss of key personnel;
•inability to implement the Company’s growth strategy, including sourcing new acquisitions and completing previously-announced acquisitions;
•inability to carry out the Company’s capital expenditure plans on previously anticipated timelines;
•lower earnings from unhedged power generation as a result of lower wholesale commodity prices in energy markets;
•losses or liabilities resulting from default, delays or non-performance by either the Company or its counterparties under the Company’s contracts, including joint venture agreements, supply agreements, construction agreements, services agreements and power purchase and other offtake agreements;
•lower revenue from the Company's power generation facilities as a result of system load reduction and related system directed curtailments;
•delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates;
•reduced ability of the Company and its employees to effectively respond to, or mitigate the effects of, another force majeure or other significant event;
•increased operating costs for emergency supplies, personal protective equipment, cleaning services, enabling technology and other specific needs in response to COVID-19, some of which may not be recovered through future rates;
•increased market volatility and lower pension plan returns which could adversely impact the valuation of pension plan assets and future funding requirements for the Company's pension plans;
•deterioration in financial metrics and other factors that impact the Company’s credit ratings;
•inability to meet the requirements of the covenants in existing credit facilities;
•inability to access credit and capital markets on acceptable terms or at all, including to refinance maturing indebtedness;
•IT and operational technology system interruptions, loss of critical data and increased cybersecurity and privacy breaches due to “work from home” arrangements implemented by the Company;
•business disruptions and costs as "work from home" arrangements are reduced and a greater number of employees return to the office;
•losses to the Company caused by fluctuations and volatility in the trading price of Atlantica’s ordinary shares or reduction of the dividend paid to holders of Atlantica’s ordinary shares; and
•fluctuations and volatility in the trading price of the Company’s common shares and other securities, which could result in losses for the Company’s security holders.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	47

The COVID-19 pandemic may also have the effect of heightening the other risks described herein, under the heading Enterprise Risk Management in the Company’s Annual MD&A and under the heading Enterprise Risk Factors in the Company's most recent AIF. The adverse impacts of COVID-19 on the Company can be expected to increase the longer the pandemic and any related response measures persist.
Treasury Risk Management
Capital Markets and Liquidity Risk
As at September 30, 2022, the Company had approximately $7,705.1 million of long-term consolidated indebtedness. Management of the Company believes, based on its current expectations that the cash flow from its operations, funds available to it under its revolving credit facilities and from potential future asset recycling initiatives, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations are dependent on regulatory, market and other conditions that are beyond the control of the Company and which may be impacted by the risk factors herein. As such, no assurance can be given that management’s expectations as to future performance will be realized.
The ability of the Company to raise additional debt or equity or to do so on favourable terms may be adversely affected by adverse financial and operational performance, or by financial market disruptions or other factors outside the control of the Company. In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company’s leverage or degradation of key credit metrics below threshold levels could, among other things, limit the Company’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company’s flexibility and discretion to operate its business; limit the Company’s ability to declare dividends; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows will not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company’s existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company’s ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies, which may include accelerated asset recycling initiatives.
The Company will need to refinance or reimburse amounts outstanding under the Company’s existing consolidated indebtedness over time. There can be no assurance that any indebtedness of the Company will be refinanced or that additional financing on commercially reasonable terms will be obtained, if at all. In the event that such indebtedness cannot be refinanced, or if it can be refinanced on terms that are less favourable than the current terms, the Company's financial condition, cash flows and the ability of the Company to declare dividends or repay its indebtedness may be adversely affected.
The ability of the Company to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the financial performance of the Company, debt service obligations, the realization of the anticipated benefits of acquisition and investment activities, and working capital and capital expenditure requirements. In addition, the ability of the Company to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. If such indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flows in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk due to the impact of increasing benchmark interest rates and credit spreads on certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities, and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and “regulatory lag” may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects and energy facilities, especially where project financing is being renewed or arranged.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

The Company's financing of its capital expenditures, including the Kentucky Power Transaction, is also exposed to changes in benchmark interest rates and credit spreads. While the Company intends to use the net proceeds from its approximately C$800 million common share offering which closed on November 8, 2021 and its concurrent $750 million and C$400 million fixed-to-fixed reset rate junior subordinated note offerings which closed on January 18, 2022 to finance the Kentucky Power Transaction, all such net proceeds have, in the short term, been used to repay variable rate indebtedness under credit facilities of the Company and certain of its subsidiaries prior to closing of the Kentucky Power Transaction. As a result, the Company expects to draw from the credit facilities of the Company and certain of its subsidiaries in connection with the closing of the Kentucky Power Transaction. Given the rise in variable rates to date in 2022, together with potential future interest rate increases, the Company expects higher financing costs for the Kentucky Power Transaction and other pending capital investments than initially anticipated.
As a result, fluctuations in interest rates, including the rate increases experienced to date in 2022, could materially increase the Corporation’s financing costs, limit the Corporation’s options for financing, and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at September 30, 2022, approximately 78% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as a result, such debt is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter and year to year. AQN does not currently hedge the interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at September 30, 2022, the impact to interest expense from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had $80.7 million outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.8 million annually;
•the Long Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Short Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Delayed Draw Term Facility is subject to a variable interest rate and had $610.4 million outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $6.1 million annually;
•the Bermuda Credit Facility is subject to a variable interest rate and had $74.3 million outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;
•the Bermuda Working Capital Facility is subject to a variable interest rate and had $4.0 million outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.0 million annually;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $445.4 million outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $4.5 million annually;
•the Renewable Energy Credit Facility is subject to a variable interest rate and had $375.6 million outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.8 million annually; and
•term facilities at BELCO and ESSAL that are subject to variable interest rates had $80.9 million outstanding as at September 30, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.8 million annually.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States and Canada; however, it is also subject to income and other taxes in international jurisdictions, such as Chile and Bermuda. Changes in tax laws or interpretations thereof in the jurisdictions in which the Corporation does business could adversely affect the Company's results from

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	49

operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Company pursuant to one of the following or otherwise:
•The Inflation Reduction Act ("IRA") was signed into law in the United States on August 16, 2022. The legislation is inclusive of an extension and expansion of clean energy tax credits and a minimum tax. The minimum tax is currently not applicable to the Company. On October 5, 2022, the U.S. Treasury and Internal Revenue Service issued a set of notices requesting public comment on implementing key provisions.
•On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility were initially released for public comment on February 4, 2022, with revised legislative proposals subsequently released on November 3, 2022. The proposed rules on interest deductibility are expected to be effective no earlier than January 1, 2024. The proposed rules and their application are complex and could have a material adverse impact on the Corporation's effective tax rate and financial results in future years if enacted as drafted.
•As a consequence of the Organization for Economic Co-operation and Development’s (“OECD”) various initiatives on “Base Erosion and Profit Shifting”, there has been increased focus by taxing authorities across the globe to pursue common international principles for the entitlement to taxation of global corporate profits and eliminate perceived tax advantages enjoyed by multinational enterprises. Certain components of the relevant legislation in the jurisdictions in which the Corporation operates or has domiciled subsidiaries are expected to apply with application expected no earlier than January 1, 2023. As the local legislation in the various jurisdictions is enacted and comes into effect, there could be a risk that the Company's tax expense and/or cash taxes could materially increase or that the Company's interpretation of the new legislation may not align with that of the relevant tax authority’s interpretation. This could have a material adverse effect on the Corporation’s financial condition, results of operations, and cash flows in future periods.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation’s depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. The IRA has extended and expanded certain energy credits, providing greater certainty regarding the availability of these credits on a going forward basis. However, the rules governing these tax credits still include technical requirements for credit eligibility. If the Corporation is unable to complete construction on current or planned projects within certain deadlines or satisfy certain new requirements relating to prevailing wage and apprenticeship requirements, the reduced incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities or long-term investment in facilities that the Corporation is committed to complete. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
OPERATIONAL RISK MANAGEMENT
Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
The Renewable Energy Group's assets are subject to long term PPAs, most of which are not indexed to inflation and could experience declines in profitability if operating costs increase at a rate greater than the offtake price.
Development and construction projects could experience a decrease in expected returns as a result of increased costs. To mitigate the risk of inflation the Company attempts to enter into fixed price constructions agreements and fixed price offtake agreements.

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Tariff Risk
Changes in tariffs or duties, such as antidumping and countervailing duty rates that could be put in place as a result of the U.S. Department of Commerce's investigation into an antidumping and countervailing duties circumvention claim on solar cells and panels supplied from Malaysia, Vietnam, Thailand and Cambodia, may adversely affect the capital expenditures required to develop or construct the Corporation’s projects, as well as the timing for completion, or viability, of such projects. In the U.S., tariffs have been imposed in recent years to imports of solar panels, aluminum and steel, among other goods and raw materials. These occurrences may have adverse impacts to the Corporation, as the buyer of goods, which could adversely affect the Corporation’s expected returns, results of operations and cash flows.
Risks Relating to the Kentucky Power Transaction
The closing of the Kentucky Power Transaction is subject to the normal commercial risks that such acquisition will not close on the terms negotiated or at all. The Kentucky Power Transaction remains subject to closing conditions, including certain regulatory and governmental approvals. The failure to satisfy or waive the conditions may result in the termination of the acquisition agreement. Accordingly, there can be no assurance that the Company will complete the Kentucky Power Transaction in the timeframe or on the basis described herein, if at all. As the Kentucky Power Transaction is subject to various regulatory approvals, it is consequently subject to the risks that such approvals may not be timely obtained or may impose unfavourable conditions that could impair the ability to complete the acquisition or impose adverse conditions on the Company in order to complete the acquisition. The presence of intervenors in the regulatory approval process has the effect of increasing these risks.
If the Kentucky Power Transaction is not completed, the Company could be subject to a number of risks that may adversely affect the Company’s business, financial condition, results of operations, reputation and cash flows, including (i) the requirement to pay costs relating to the Kentucky Power Transaction, including costs relating to the financing thereof and obtaining regulatory approval, and (ii) time and resources committed by the Company’s management to matters relating to the Kentucky Power Transaction that could otherwise have been devoted to pursuing other beneficial opportunities. In addition, if the acquisition agreement for the Kentucky Power Transaction is terminated in certain circumstances, the Company may be required to pay a termination fee of $65 million.
Business combinations such as the Kentucky Power Transaction involve risks that could materially and adversely affect the Company’s business plan, including the failure to realize the results that the Company expects. Transition and integration activities associated with this business combination may not go as planned, creating the potential for increased costs, service disruption, noncompliance, reputational harm and other negative outcomes. There can be no assurance that the Company will be successful in increasing the historical returns earned by either of Kentucky Power or Kentucky Transco, that the load declines experienced by Kentucky Power over recent years will not continue to be a prevailing trend, or that the Company will be able to fully realize some or all of the expected benefits of the Kentucky Power Transaction or succeed in implementing its strategic objectives relating to the acquired entities, including the success of the transfer of operational control of the Mitchell Plant from Kentucky Power to the Wheeling Power Company and the transition of Kentucky Power’s generating mix to greener sources (i.e. “greening the fleet” initiatives). The ability to realize these anticipated benefits and implement these strategic objectives will depend in part on successfully retaining staff, hiring additional staff to replace certain of the vendors’ centralized operations, obtaining favourable regulatory outcomes, realizing growth opportunities, no unanticipated economic changes in the areas where the acquired entities operate, and potential synergies through the coordination of activities and operations with the Company’s existing business. There is a risk that some or all of the expected benefits and strategic objectives will fail to materialize, or may not occur within the time periods anticipated by the Company. A failure to realize the anticipated benefits of or implement strategic objectives relating to the Kentucky Power Transaction on an efficient and effective basis could have a material adverse effect on the Company’s financial condition, results of operations, reputation and cash flows.
A change in the capital structure of the Company could cause credit rating agencies which rate the Company’s outstanding debt obligations to re-evaluate and potentially downgrade the Company’s current credit ratings, which could increase the Company’s borrowing costs and adversely impact the market price of the outstanding securities of the Company.
The Kentucky Power Transaction could also result in a downgrade of the credit rating of Kentucky Power or its outstanding bonds, and could require Kentucky Power to offer to prepay $525 million in principal amount of its outstanding bonds if the credit ratings thereof fall below investment grade (or in the event such bonds are placed on “credit watch” or assigned a “negative outlook” if they are rated BBB- by S&P or Baa3 by Moody’s at such time).
There may be liabilities that the Company failed to discover or was unable to quantify in the Company’s due diligence, and the Company may not have recourse for some or all of these potential liabilities. While the Company has accounted for these potential liabilities for the purposes of making its decision to enter into the acquisition agreement, there can be no assurance that any such liability will not exceed the Company’s estimates. In connection with the Kentucky Power Transaction, the Company has obtained a representation and warranty insurance policy, with coverage up to $255 million, subject to an initial retention of $21 million. Nevertheless, this insurance policy is subject to certain exclusions and

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limitations and there may be circumstances for which the insurer attempts to limit such coverage or refuses to indemnify the Company or where the coverage provided under the insurance policy may otherwise be insufficient or inapplicable.
Kentucky Power and Kentucky Transco are parties to agreements that contain change of control and/or termination for convenience provisions which may be triggered following completion of the Kentucky Power Transaction. The operation of these change of control or termination provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Kentucky Power Transaction or adversely affect the acquired entities’ results of operations and financial condition. Unless these change of control provisions are waived, or the termination provisions are not exercised, by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company and the acquired entities.
All of the electricity generated by Kentucky Power is produced by the combustion of fossil fuels. As a result, the acquisition of Kentucky Power could result in reputational harm to the Company and adversely affect perceptions regarding the Company’s commitment to environmental and sustainability matters, as well as the Company’s ability to accomplish its environmental and sustainability objectives. The operation of fossil-fueled generation plants, including resulting emissions of nitrogen and sulfur oxides, mercury and particulates and the discharge and disposal of solid waste (including coal-combustion residuals (“CCRs”)), is subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these requirements requires Kentucky Power to incur significant costs, including capital expenditures, for environmental monitoring, installation of pollution control equipment, emission fees, disposal activities, decommissioning, and permitting obligations at its facilities. If these compliance costs become uneconomical, Kentucky Power may ultimately be required to retire generating capacity prior to the end of its estimated life. The costs of complying with these legal requirements could also adversely affect Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction. In addition, the impacts could become even more significant if existing requirements governing air emissions management and disposal, CCR waste and/or waste matter discharge become more restrictive in the future, more extensive operating and/or permitting requirements are imposed or additional substances associated with power generation are subjected to increased regulation. Although Kentucky Power typically recovers expenditures for pollution control technologies, replacement generation, undepreciated plant balances and associated operating costs from customers, there can be no assurance that Kentucky Power will be able to obtain a rate order to fully recover the remaining costs associated with such plants in the future. The failure to recover these costs could reduce Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction.
In addition, future changes to environmental laws, including with respect to the regulation of CO2 emissions, could cause Kentucky Power to incur materially higher costs than it has incurred to date.
Kentucky Power’s service territory experienced significant flooding as a result of severe weather experienced in late July 2022, which resulted in additional operating and capital expenditures being incurred by Kentucky Power. While a regulatory asset has been established for such expenditures, regulatory review of those expenditures would not occur until Kentucky Power’s next rate case, which is expected to be filed in 2023. As a result, the Company’s financial condition, cash flows and results of operations could be adversely impacted based on the determination made in that case.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently eleven active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. Five of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the sixth active lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In four other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The eleventh lawsuit alleges the wrongful death of an individual, along with causes of action similar to those alleged in the cases filed by groups of individual plaintiffs. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.

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Technology Infrastructure Implementation Risk
AQN and certain of its subsidiaries are in the process of updating their technology infrastructure systems through the implementation of an integrated customer solution platform, which is expected to include new advanced metering, customer billing, and enterprise resource planning systems. The implementation of these systems is being managed by a dedicated team. Following successful pilot implementations, deployment is occurring in a phased approach across the enterprise from 2022 through 2026. The implementation of such technology systems will require the investment of significant financial and human resources. Disruptions, delays or deficiencies in the design, implementation, or operation of these technology systems could adversely affect the Company’s operations, including its ability to monitor its business, pay its suppliers, bill its customers, and report financial information accurately and on a timely basis; lead to higher than expected costs; or result in the failure to achieve the expected benefits. As a result, the Company’s operations, financial condition, cash flows and results of operations could be adversely affected.
QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2022:

(all dollar amounts in $ millions except per share information)	4th Quarter 2021	1st Quarter 2022	2nd Quarter 2022	3rd Quarter 2022
Revenue	$594.8	$735.7	$624.3	$666.7
Net earnings (loss) attributable to shareholders	175.6	91.0	(33.4)	(195.2)
Net earnings (loss) per share	0.27	0.13	(0.05)	(0.29)
Diluted net earnings (loss) per share	0.26	0.13	(0.05)	(0.29)
Adjusted Net Earnings[1]	136.3	141.3	109.7	73.5
Adjusted Net Earnings per common share[1]	0.21	0.21	0.16	0.11
Adjusted EBITDA[1]	297.6	330.6	289.3	276.1
Total assets	16,785.8	17,669.9	17,737.9	17,653.3
Long term debt[2]	6,211.7	7,191.6	7,455.4	7,705.1
Dividend declared per common share	$0.17	$0.17	$0.18	$0.18

	4th Quarter 2020	1st Quarter 2021	2nd Quarter 2021	3rd Quarter 2021
Revenue	$491.3	$634.5	$527.5	$528.6
Net earnings (loss) attributable to shareholders	504.2	13.9	103.2	(27.9)
Net earnings (loss) per share	0.84	0.02	0.16	(0.05)
Diluted net earnings (loss) per share	0.83	0.02	0.16	(0.05)
Adjusted Net Earnings[1]	127.0	124.5	91.7	97.6
Adjusted Net Earnings per common share[1]	0.21	0.20	0.15	0.15
Adjusted EBITDA[1]	253.1	282.9	244.9	252.0
Total assets	13,224.1	15,286.1	16,453.7	16,699.0
Long term debt[2]	4,538.8	6,353.7	6,622.6	6,870.3
Dividend declared per common share	$0.16	$0.16	$0.17	$0.17

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $491.3 million and $735.7 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $195.2 million and earnings of $504.2 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

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DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of September 30, 2022, under the supervision of and with the participation of AQN’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of September 30, 2022, AQN’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the Company's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company acquired Liberty NY Water during the nine months ended September 30, 2022. The financial information for this acquisition is included in this MD&A and in Note 3 to the unaudited interim consolidated financial statements. Liberty NY Water contributed net earnings of $10.7 million and represented approximately 4.7% of the Company's consolidated revenue for the nine months ended September 30, 2022, and approximately 1.9% and 4.1% of the Company's current and total consolidated assets, and 3.9% and 2.9% of the Company's current and total consolidated liabilities, respectively, as at September 30, 2022. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2022.
Changes in Internal Controls over Financial Reporting
For the nine months ended September 30, 2022, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. AQN continues to apply its internal control structure over the operations of the acquired business discussed above.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2 respectively in the Company's unaudited interim consolidated financial statements.

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